1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 31, 2005

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2005/03/31

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name: Tan HoChen Title: Chairman & CEO

Exhibit

Exhibit	Description

1.	Financial Statements for the Years Ended December 31, 2004 and 2003 and Independent Auditors’ Report -ROC GAAP

2.	Financial Statements for the Years Ended December 31, 2003 and 2004, and for Each of the Years in the Three Year Period Ended December 31, 2004-US GAAP

3.	Press Release on 3/31/2005

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Years Ended December 31, 2004 and 2003 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Regulations for Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those regulations and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 3 to the financial statements, the Company’s accounts are subject to examination by the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2003 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

March 4, 2005

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

(Amounts in New Taiwan Thousand Dollars, Except Par Value Data)

	2004		2003 (As Adjusted—Note 3)
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$29,282,811	6	$13,553,029	3
Short-term investments (Notes 2 and 5)	9,114,513	2	—	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $ 2,585,089 in 2004 and $2,345,601 in 2003 (Notes 2 and 6)	13,555,006	3	13,982,456	3
Other current monetary assets	1,516,204	1	1,665,917	—
Inventories, net (Notes 2 and 7)	1,438,997	—	1,219,459	—
Deferred income taxes (Notes 2 and 16)	12,289,961	3	12,070,690	3
Other current assets (Note 8)	695,533	—	532,234	—

Total current assets	67,893,025	15	43,023,785	9

INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS (Notes 2, 9 and 20)
Funds	2,000,000	—	2,000,000	—
Investments accounted for using the equity method	1,429,035	—	1,419,482	—
Investments accounted for using the cost method	2,605,956	1	2,076,603	1

Total investment in unconsolidated companies and funds	6,034,991	1	5,496,085	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 10 and 19)
Cost
Land	101,835,826	22	101,756,249	22
Land improvements	1,455,683	—	1,392,265	—
Buildings	56,050,758	12	53,750,744	12
Machinery and equipment	21,661,260	5	22,466,397	5
Telecommunications network facilities	620,949,036	133	614,501,192	133
Miscellaneous equipment	2,097,365	—	2,131,065	1

Total cost	804,049,928	172	795,997,912	173
Revaluation increment on land	5,951,368	1	5,951,540	1

	810,001,296	173	801,949,452	174
Less: Accumulated depreciation	461,797,504	99	447,098,909	97

	348,203,792	74	354,850,543	77
Construction in progress and advances related to acquisitions of equipment	31,279,696	7	43,106,304	10

Property, plant and equipment, net	379,483,488	81	397,956,847	87

INTANGIBLE ASSETS
3G concession (Note 2)	10,179,000	2	10,179,000	2
Deferred pension cost (Notes 2 and 18)	1,243,465	1	427,551	—
Patents and computer software, net (Note 2)	207,661	—	251,361	—

Total intangible assets	11,630,126	3	10,857,912	2

OTHER ASSETS
Refundable deposits	1,357,219	—	2,018,235	1
Overdue receivables, net of allowance for losses of $ 1,888,344 in 2004 and $5,440,436 in 2003 (Notes 2 and 6)	435,363	—	991,871	—
Deferred income taxes—non-current (Notes 2 and 16)	—	—	14,256	—
Other	334,485	—	465,650	—

Total other assets	2,127,067	—	3,490,012	1

TOTAL	$467,168,697	100	$460,824,641	100

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade notes and accounts payable	$14,483,688	3	$11,712,596	3
Income tax payable (Notes 2 and 16)	5,031,996	1	4,928,052	1
Accrued expenses (Note 11 and 19)	14,353,770	3	14,162,063	3
Accrued pension liabilities (Notes 2 and 18)	2,016,930	1	3,608,836	1
Dividends payable (Notes 3)	—	—	43,414,762	9
Long-term loans—current portion (Note 13)	200,000	—	—	—
Other current liabilities (Notes 12 and 19)	19,126,724	4	21,181,189	5

Total current liabilities	55,213,108	12	99,007,498	22

LONG-TERM LIABILITIES
Long-term loans (Note 13)	500,000	—	700,000	—
Deferred income	361,129	—	419,037	—

Total long-term liabilities	861,129	—	1,119,037	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 10)	211,182	—	211,182	—

OTHER LIABILITIES
Customers’ deposits	6,176,863	1	5,606,588	1
Other	203,298	—	243,115	—

Total other liabilities	6,380,161	1	5,849,703	1

Total liabilities	62,665,580	13	106,187,420	23

STOCKHOLDERS’ EQUITY
Capital stock—$10 par value; authorized, issued and outstanding—9,647,725 thousand shares	96,477,249	21	96,477,249	21

Capital surplus:
Paid-in capital in excess of par value	214,538,597	46	214,538,597	47
Capital surplus from revaluation of land	5,740,185	1	5,740,358	1
Donations	13,170	—	13,170	—

Total capital surplus	220,291,952	47	220,292,125	48

Retained earnings:
Legal reserve	34,286,147	7	34,286,147	7
Special reserve	2,675,941	1	2,675,941	1
Unappropriated earnings	50,776,593	11	906,281	—

Total retained earnings	87,738,681	19	37,868,369	8

Cumulative translation adjustments	(4,765)	—	(522)	—

Total stockholders’ equity	404,503,117	87	354,637,221	77

TOTAL	$467,168,697	100	$460,824,641	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 4, 2005)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts in New Taiwan Thousand Dollars, Except Basic Net Income Per Share Data)

	2004		2003 (As Adjusted—Note 3)
	Amount	%	Amount	%
SERVICE REVENUES	$182,562,682	100	$179,148,543	100
COSTS OF SERVICES (Note 19)	92,951,836	51	90,720,133	50

GROSS PROFIT	89,610,846	49	88,428,410	50

OPERATING EXPENSES
Marketing	24,035,219	13	24,282,804	14
General and administrative	2,767,721	1	2,718,777	1
Research and development	3,145,013	2	3,093,454	2

Total operating expenses	29,947,953	16	30,095,035	17

INCOME FROM OPERATIONS	59,662,893	33	58,333,375	33

OTHER INCOME
Penalties income	1,011,479	1	1,071,382	1
Income from sale of scrap	576,694	—	306,774	—
Interest income	223,454	—	99,800	—
Foreign exchange gain, net	140,542	—	18,708	—
Equity in net income of unconsolidated companies	69,796	—	3,403	—
Dividends income	29,357	—	123,005	—
Other income	691,715	—	577,449	—

Total other income	2,743,037	1	2,200,521	1

OTHER EXPENSES
Losses on disposal of property, plant and equipment	186,422	—	221,603	—
Losses arising from natural calamities	182,981	—	84,231	—
Interest expense	4,449	—	43,071	—
Other expense	1,270,196	1	1,306,329	1

Total other expenses	1,644,048	1	1,655,234	1

INCOME BEFORE INCOME TAX	60,761,882	33	58,878,662	33
INCOME TAX (Notes 2 and 16)	10,891,570	6	10,377,914	6

NET INCOME	$49,870,312	27	$48,500,748	27

(Continued)

	2004		2003 (As Adjusted—Note 3)
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income

BASIC NET INCOME PER SHARE (Notes 2 and 17)	$6.30	$5.17	$6.10	$5.03

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 4, 2005)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts in New Taiwan Thousand Dollars, Except Dividend Per Share Data)

	Common Capital Stock		Capital Surplus (Notes 10 and 14)				Retained Earnings (Note 14)				Cumulative Translation Adjustments	Total Stockholders’ Equity
	Shares (Thousands)	Amount	Paid-in Capital in Excess of Par Value	Capital Surplus from Revaluation of Land	Donations	Total	Legal Reserve	Special Reserve	Unappropriated Earnings	Total
BALANCE, JANUARY 1, 2003 (AS ADJUSTED)	9,647,725	$96,477,249	$214,546,263	$5,749,909	$13,170	$220,309,342	$29,436,072	$2,675,419	$670,892	$32,782,383	$300	$349,569,274
Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	—	(8,249)	—	(8,249)	—	—	—	—	—	(8,249)
Net transfer of property, plant and equipment to National Properties Bureau and other government agencies	—	—	(7,666)	(1,302)	—	(8,968)	—	—	—	—	—	(8,968)
Net income in 2003	—	—	—	—	—	—	—	—	48,500,748	48,500,748	—	48,500,748
Appropriation of 2003 earnings
Legal reserve	—	—	—	—	—	—	4,850,075	—	(4,850,075)	—	—	—
Special reserve	—	—	—	—	—	—	—	522	(522)	—	—	—
Dividends—$4.5 per share	—	—	—	—	—	—	—	—	(43,414,762)	(43,414,762)	—	(43,414,762)
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	—	—	—	(822)	(822)

BALANCE, DECEMBER 31, 2003 (AS ADJUSTED—Note 3)	9,647,725	96,477,249	214,538,597	5,740,358	13,170	220,292,125	34,286,147	2,675,941	906,281	37,868,369	(522)	354,637,221
Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	—	(173)	—	(173)	—	—	—	—	—	(173)
Net income in the 2004	—	—	—	—	—	—	—	—	49,870,312	49,870,312	—	49,870,312
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	—	—	—	(4,243)	(4,243)

BALANCE, DECEMBER 31, 2004	9,647,725	$96,477,249	$214,538,597	$5,740,185	$13,170	$220,291,952	$34,286,147	$2,675,941	$50,776,593	$87,738,681	$(4,765)	$404,503,117

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 4, 2005)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts in New Taiwan Thousand Dollars)

	2004	2003
		(As Adjusted— Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$49,870,312	$48,500,748
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	1,564,781	3,239,187
Depreciation and amortization	41,123,162	41,980,125
Unrealized loss on reduction of short-term investments to market	12,416	—
Gain on sale of short-term investments	(34,264)	—
Reversal of allowance for losses on inventories	(1,297)	(15,093)
Net loss on disposal of property, plant and equipment	169,025	220,175
Equity in net income of unconsolidated companies	(69,796)	(3,403)
Cash dividend received from equity	56,000	—
Deferred income taxes	(205,015)	387,336
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	170,489	912,682
Other current monetary assets	106,588	105,744
Inventories	(326,357)	(1,704,570)
Other current assets	(80,324)	33,246
Overdue receivables	(708,187)	(1,580,626)
Increase (decrease) in:
Trade notes and accounts payable	2,879,208	2,159,063
Income tax payable	103,944	(1,130,430)
Accrued expenses	191,707	525,911
Accrued pension liabilities	(2,407,820)	875,614
Other current liabilities	925,532	1,315,026
Deferred income	(57,908)	25,855

Net cash provided by operating activities	93,282,196	95,846,590

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of short-term investment, net	(9,092,665)	—
Proceeds from disposal of investments in unconsolidated companies	10	233,700
Acquisitions of investments in unconsolidated companies	(529,363)	—
Proceeds from disposal of property, plant and equipment	213,647	6,150
Acquisitions of property, plant and equipment	(22,888,985)	(32,247,702)
Acquisitions of patents and computer software	(122,028)	(194,344)
Decrease (increase) in other assets	742,578	(1,224,559)

Net cash used in investing activities	(31,676,806)	(33,426,755)

(Continued)

	2004	2003
		(As Adjusted— Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment on principal of long-term loans	$—	$(17,000,000)
Decrease in customers’ deposits	(2,421,029)	(1,017,890)
Increase (decrease) in other liabilities	(39,817)	89,824
Cash dividends paid	(43,414,762)	(38,590,900)

Net cash used in financing activities	(45,875,608)	(56,518,966)

NET INCREASE IN CASH AND CASH EQUIVALENTS	15,729,782	5,900,869
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,553,029	7,652,160

CASH AND CASH EQUIVALENTS, END OF YEAR	$29,282,811	$13,553,029

SUPPLEMENTAL INFORMATION
Interest paid	$4,449	$112,113
Less: Capitalized interest	—	45,890

Interest paid, excluding capitalized interest	$4,449	$66,223

Income tax paid	$10,992,642	$11,121,008

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$200,000	$—

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 4, 2005)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to form Chunghwa and the DGT continues to be the industry regulator.

As a “dominant telecommunications service provider” of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of the Company’s common shares were sold by an auction, in connection with the foregoing privatization plan, in domestic public offerings in June 2001, December 2002, March 2003, April 2003 and July 2003. Certain of the Company’s common shares were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) in July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC intends to continue to sell certain of the Company’s common shares and throughout the privatization process to the Company’s employees. The MOTC has sold 35.11% shares of the Company as of December 31, 2004.

The number of employees as of December 31, 2004 and 2003 are 28,526 and 29,070, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China. The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, useful lives of long term assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Basis of Presentation

As a state-owned company, the Company maintains statutory accounts in accordance with the laws and regulations issued by the Executive Yuan, the MOTC, the Ministry of Audit (the “MOA”) of the Control Yuan and, in the absence of any specific laws and regulations applicable to a particular transaction or account, the regulations governing the preparation of financial statements of public companies and generally accepted accounting principles in the Republic of China. The accounts are subject to annual examinations by the Executive Yuan and by the MOA (the Executive Yuan and MOA are hereinafter referred to as “government agencies”). The objective of these examinations is to evaluate the Company’s performance against the budget approved by the Legislative Yuan. The accounts are considered final only after adjustments, if any, based on the annual examinations, are recorded. The accounts for the year ended December 31, 2003 have been examined by these government agencies and the resulting adjustments were recorded retroactively.

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash, or sold or consumed within one year. Current liabilities are obligations which mature within one year.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

The investments are carried at the lower of cost or market value. An allowance for decline in value is provided when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance will result from a subsequent recovery of the carrying value.

The cost of short-term investment sold are determined using the moving weighted-average method.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided on the basis of a review of the collectibility of individual receivables.

Inventories

Inventories are stated at the lower of cost (weighted-average cost method) or market value (replacement cost or net realizable value).

Investments in Unconsolidated Companies

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss. Profits and losses arising from equipment purchased from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

Investments in shares of stock with no readily determinable market values are accounted for using the cost method when the ownership is less than 20%. Reductions in carrying value of those investments for decline in value are charged to stockholder’s equity. Reductions which are determined to be other than temporary are charged to current income. Cash dividends received are recorded as income.

Stock dividends received are accounted for as increases in the number of shares held and are not recognized as income.

The costs of investments sold are determined using the weighted-average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

An impairment loss is recognized when the recoverable amount of an asset is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated depreciation. An impairment loss on a revalued asset is recognized directly against capital surplus from revaluation for the asset to the extent that the impairment loss does not exceed the amount in the capital surplus from revaluation for that same asset. A reversal of an impairment loss on a revalued asset is credited directly to capital surplus from revaluation under the heading capital surplus from revaluation. However, to the extent that an impairment loss on the same revalued asset was previously recognized in profit or loss, a reversal of that impairment loss is also recognized in profit or loss.

Depreciation expense is determined based upon the asset’s estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment, 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

The amount recorded for the 3G Concession will be amortized upon the MOTC approval of using the straight-line method over the lower of the legal useful life or estimated useful life. Patents are amortized using the straight-line method over the estimated useful lives ranging from 12 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years.

An impairment loss is recognized when the recoverable amount of an intangible asset other than goodwill is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated amortization.

Pension Costs

Pension costs are recognized according to the budget approved by the Legislative Yuan and the actuarial report. In addition, the DGBAS issued instructions that the pension costs of all state-owned companies to be privatized should be measured and recognized on the assumption that there is no privatization and that an additional amount should be calculated on the basis of the employees’ service years if the additional amount does not reduce the budgeted net income. An additional minimum liability is recognized, if an unfunded accumulated benefit obligation exists, and an equal amount is recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized net transition obligation and unrecognized prior service cost.

Revenue Recognition

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amount which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees are recognized upon activation, (b) fixed-monthly fees (on fixed-line services, wireless, internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expire.

Expense	Recognition

Expenses including commissions paid to agencies and handset subsidy costs paid to vendors that sell handsets to customers who subscribe to the service (as an inducement to enter into a service contract) are charged to income as incurred.

Income	Tax

The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is more likely than not that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or noncurrent according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or non-current depending on the expected reversal date of the temporary difference.

Investment tax credits utilized are recognized as reduction of income tax expense.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings are recorded as expense in the year when the stockholders have resolved that the earnings shall be retained.

Earnings	Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

Foreign	-currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method—as cumulative translation adjustment under stockholders’ equity; and

b.	Other assets and liabilities—credited or charged to current income.

Foreign Currency Forward Exchange Contracts

The Company enters into foreign currency forward contracts to manage currency exposures in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the current rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing current rate at the balance sheet date and the resulting differences are recognized and charged to income. Also the receivables and payables related to the forward contract are netted with the resulting amount presented as either other current monetary asset or other current liability. Any resulting gain or loss upon settlement is charged to income in the period of settlement.

3.	ADJUSTMENTS OF FINANCIAL STATEMENTS

For the Year Ended December 31, 2003

The Company’s financial statements for the year ended December 31, 2003 had been examined by the government agencies, and the resulting adjustments had been recorded retroactively as of December 31, 2003. The effects of these adjustments are summarized as follows:

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted
Balance sheet
Assets
Current assets	$43,022,523	$1,262	$43,023,785
Investments in unconsolidated companies and funds	5,496,085	—	5,496,085
Property, plant and equipment, net	397,956,847	—	397,956,847
Intangible assets	10,857,912	—	10,857,912
Other assets	3,490,012	—	3,490,012

Total assets	$460,823,379	$1,262	$460,824,641

Liabilities
Current liabilities	$55,604,332	$43,403,166	$99,007,498
Long-term liabilities	1,119,037	—	1,119,037
Reserve for land value incremental tax	211,182	—	211,182
Other liabilities	5,849,703	—	5,849,703

Total liabilities	62,784,254	43,403,166	106,187,420

Total stockholders’ equity	398,039,125	(43,401,904)	354,637,221

Total liabilities and stockholders’ equity	$460,823,379	$1,262	$460,824,641

(Continued)

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted
Statement of income
Service revenues	$179,148,543	$—	$179,148,543
Costs of services	90,722,628	(2,495)	90,720,133
Operating expenses	30,109,684	(14,649)	30,095,035
Other income	2,200,521	—	2,200,521
Other expenses	1,655,234	—	1,655,234
Income before income tax	58,861,518	17,144	58,878,662
Income tax	10,373,628	4,286	10,377,914
Net income	48,487,890	12,858	48,500,748

The adjustments made by the government agencies that increased income before income tax of $17,144 thousand were due to the different bases of estimates used by the MOA in determining certain accruals. Increased current liabilities of $43,403,166 thousand and decreased total stockholders’ equity of $43,401,904 thousand were due to the appropriations of 2003 earnings recorded at December 31, 2003 by the MOA.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2004	2003
Cash
Cash on hand	$103,415	$108,905
Cash in banks	1,854,464	2,003,431
Negotiable Certificate of Deposit, annual yield rate—ranging from 1.13%-1.27%	8,900,000	—

	10,857,879	2,112,336
Cash equivalents
Commercial paper, annual yield rate—ranging from 1.00%-1.10% and 0.83%-0.93% for the years ended December 31, 2004 and 2003, respectively	18,424,932	11,440,693

	$29,282,811	$13,553,029

5.	SHORT-TERM INVESTMENTS

December 31, 2004
Open-end bond mutual funds	$8,900,000
Repurchaseable bond	226,929

9,126,929
Less: Allowance for losses	12,416

$9,114,513

Market value	$9,114,513

The market value of open-end bond mutual funds were based on the net asset value of the funds as of December 31, 2004.

The repurchaseable bond was sold at the amount of US$6,744 thousand on January 18, 2005.

6.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Year Ended December 31
	2004	2003
Notes and accounts receivable

Balance, beginning of year	$2,345,601	$1,491,907
Provision for doubtful accounts	256,961	863,197
Accounts receivable written off	(17,473)	(9,503)

Balance, end of year	$2,585,089	$2,345,601

Overdue receivable

Balance, beginning of year	$5,440,436	$6,012,517
Provision for doubtful accounts	1,264,695	2,295,180
Accounts receivable written off	(4,816,787)	(2,867,261)

Balance, end of year	$1,888,344	$5,440,436

7.	INVENTORIES, NET

	December 31
	2004	2003
Supplies	$1,111,580	$1,125,333
Work in process	1,689	740
Materials in transit	325,728	94,683

	1,438,997	1,220,756
Less: Allowance for losses	—	1,297

	$1,438,997	$1,219,459

The insurance coverage on inventories as of December 31, 2004 amounted to $1,146,192 thousand.

8.	OTHER CURRENT ASSETS

	December 31
	2004	2003
Prepaid expenses	$602,247	$494,295
Other	93,286	37,939

	$695,533	$532,234

9.	INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS

	December 31
	2004		2003
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
Funds
Fixed Line Funds	$1,000,000		$1,000,000
Piping Funds	1,000,000		1,000,000

	2,000,000		2,000,000

Investments in unconsolidated companies Equity investees:
Chunghwa Investment (“CHI”)	929,801	49	986,698	49
Taiwan International Standard Electronics (“TISE”)	499,234	40	432,784	40

	1,429,035		1,419,482

Cost investees
Taipei Financial Center (“TFC”)	2,529,206	12	1,999,843	12
RPTI International (“RPTI”)	71,500	12	71,500	12
Siemens Telecommunication Systems (“Siemens”)	5,250	15	5,250	15
International Telecommunication Development (“ITD”)	—	—	10	—

	2,605,956		2,076,603

Total investments in unconsolidated companies	4,034,991		3,496,085

	$6,034,991		$5,496,085

The carrying values of the investments in unconsolidated companies and the related equity in net income of an equity-accounted unconsolidated company are based on audited financial statements.

The equity ownership in the net assets of investments in unconsolidated companies accounted for using the cost method, which were computed by the percentage of ownership, were $2,401,412 thousand and $1,998,567 thousand as of December 31, 2004 and 2003, respectively.

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required to contribute to a Fixed Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects, and any deficiency of the funds will be reimbursed by the companies.

10.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2004	2003
Cost
Land	$101,835,826	$101,756,249
Land improvements	1,455,683	1,392,265
Buildings	56,050,758	53,750,744
Machinery and equipment	21,661,260	22,466,397

(Continued)

	December 31
	2004	2003
Telecommunications network facilities	$620,949,036	$614,501,192
Miscellaneous equipment	2,097,365	2,131,065

	804,049,928	795,997,912
Revaluation increment on land	5,951,368	5,951,540

	810,001,296	801,949,452

Accumulated depreciation
Land improvements	694,748	634,267
Buildings	12,242,637	11,301,777
Machinery and equipment	15,298,966	15,831,266
Telecommunications network facilities	431,790,829	417,573,124
Miscellaneous equipment	1,770,324	1,758,475

	461,797,504	447,098,909

Construction in progress and advances related to acquisition of equipment	31,279,696	43,106,304

Property, plant and equipment-net	$379,483,488	$397,956,847

Pursuant to the related regulation, the Company revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which were approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, long-term liabilities for land value incremental tax of $211,182 thousand, and capital surplus of $5,774,892 thousand.

On July 1, 1996, pursuant to the guidance on the incorporation of the Company and as instructed by the ROC’s Executive Yuan (executive branch), the ROC Government (through the MOTC) transferred to the Company certain land and buildings with a carrying value of $120,957,303 thousand. Those properties, as of that date, were registered in the name of the ROC’s National Properties Bureau (“NPB”). On September, 2004, all the properties had been registered in the name of the Company.

Depreciation on property, plant and equipment for the years ended December 31, 2004 and 2003 amounted to $40,840,195 thousand and $41,710,486 thousand, respectively. No interest expense was capitalized for the year ended December 31, 2004. Capitalized interest expense aggregated to $45,890 thousand for the year ended December 31, 2003. The rate of capitalized interest was from 0.56%-1.67%.

The insurance coverages on property, plant and equipment as of December 31, 2004 aggregated $1,801,943 thousand.

11.	ACCRUED EXPENSES

	December 31
	2004	2003
Accrued compensation	$9,206,961	$8,993,797
Accrued franchise fees	2,500,028	2,435,419
Other accrued expenses	2,646,781	2,732,847

	$14,353,770	$14,162,063

12.	OTHER CURRENT LIABILITIES

	December 31
	2004	2003
Payables to equipment suppliers	$4,150,304	$3,229,909
Advances from subscribers	3,896,655	3,104,573
Amounts collected from subscribers in trust for others	3,467,379	3,610,204
Deposit from subscribers	3,085,342	6,076,646
Payables to contractors	2,317,819	3,080,981
Miscellaneous	2,209,225	2,078,876

	$19,126,724	$21,181,189

13.	LONG-TERM LOANS (INCLUDING CURRENT PORTION)

The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal amounts as of December 31, 2003 are payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

As of December 31, 2004, the Company had unused credit lines totaling approximately $190,000,000 thousand, which are available for short-term and long-term borrowings.

14.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is divided into 9,647,724,900 common shares (at $10 par value per share), all of which are issued and outstanding. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

For the purpose of privatizing the company, the MOTC sold 1,109,750 common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights;

b.	Sell their ADSs; and

c.	Receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2004, the outstanding ADSs were 110,975 thousand units, which equaled approximately 1,109,749 thousand common shares and represented 11.50% of the Company’s total outstanding common shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same option as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to vote on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of the dividends to be distributed. In addition, if the cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Telecommunications service is a Taiwan’s capital-intensive industry and the Corporation requires capital expenditures to sustain its competitive position in high-growth market. Thus, the Company’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

Furthermore, under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when the balance is 50% of the aggregate par value of the outstanding capital stock of the Company, the Company may, at its option, declare 50% of the reserve as a stock dividend and transfer the amount to capital.

The appropriations and distributions of the 2004 earnings of the Company have not been approved by the board of directors and stockholders as of March 4, 2005. Related information can be accessed through the Market Observation Post System on the Web site of the Taiwan Stock Exchange Corporation. The Company did not distribute bonuses for employees and remunerations of directors and supervisors for the 2003 earnings.

Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

15.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2004
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$14,955,483	$8,932,878	$23,888,361
Insurance	649,713	411,242	1,060,955
Pension	2,107,149	1,278,560	3,385,709
Other compensation	6,040,523	3,536,474	9,576,997

	23,752,868	14,159,154	37,912,022
Depreciation expense	38,608,374	2,231,821	40,840,195
Amortization expense	153,524	121,815	275,339

	$62,514,766	$16,512,790	$79,027,556

	Year Ended December 31, 2003
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$15,034,611	$8,726,680	$23,761,291
Insurance	708,233	344,114	1,052,347
Pension	661,707	399,385	1,061,092
Other compensation	6,028,593	3,377,836	9,406,429

	22,433,144	12,848,015	35,281,159
Depreciation expense	39,426,072	2,284,414	41,710,486
Amortization expense	145,347	124,154	269,501

	$62,004,563	$15,256,583	$77,261,146

16.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

	Year Ended December 31
	2004	2003
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$15,190,461	$14,719,655
Add (deduct) tax effects of:
Permanent differences	(78,429)	(49,888)
Temporary differences	(724,453)	(460,878)
Investment tax credits	(3,378,713)	(4,347,786)

Income tax payable	$11,008,866	$9,861,103

b.	Income tax expense consisted of the following:

	Year Ended December 31
	2004	2003
Income tax payable	$11,008,866	$9,861,103
Income tax—separated	38,407	14,964
Income tax—deferred	(205,015)	387,336
Adjustments of prior years’ income tax	49,312	—
Income tax on undistributed earnings	—	114,511

	$10,891,570	$10,377,914

The balance of income tax payable as of December 31, 2004 and 2003 was shown net of prepaid income tax, respectively.

c.	Net deferred income tax assets consisted of the following:

	December 31
	2004	2003
Current
Deferred income tax assets:
Provision for doubtful accounts	$684,839	$1,614,307
Accrued pension cost	12,203,142	12,011,188
Other	98,844	60,133

	12,986,825	13,685,628
Less: Valuation allowance	(684,839)	(1,614,307)

	12,301,986	12,071,321
Deferred income tax liability:
Unrealized foreign exchange gain	(12,025)	(631)

Net deferred income tax assets	$12,289,961	$12,070,690

Noncurrent deferred income tax assets:
Unrealized losses on disposal of property, plant and equipment	$—	$14,256

d.	The related information under the Integrated Income Tax System is as follows:

	December 31
	2004	2003
Balance of Imputation Credit Account (ICA)	$6,324,278	$8,671,428

The estimated ICA rate for the 2004 earnings as of December 31, 2004 and the actual ICA rate for 2003 earnings were 12.44% and 27.68%, respectively. The credit available for allocation to the stockholders is calculated on the basis of the balance of ICA on the date of distribution of dividends. Accordingly, the estimated rate as of December 31, 2004 may differ from the actual rate determined based on the balance of the ICA on the dividend distribution date.

e.	Undistributed earnings information

As of December 31, 2004 and 2003, the Company’s undistributed earnings generated in June 30, 1998 and onward was $32,336 thousand for 2004 and 2003.

Income tax returns through the year ended December 31, 2003 had been examined by the tax authorities.

17.	BASIC NET INCOME PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding	Net Income Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Year ended December 31, 2004
Net income	$60,761,882	$49,870,312

Basic net income per share			9,647,725	$6.30	$5.17

Year ended December 31, 2003
Net income	$58,878,662	$48,500,748

Basic net income per share			9,647,725	$6.10	$5.03

18.	PENSION PLAN

The Company has different pension plans for its employees depending on their classifications. In general, the employees’ pension entitlement is based on MOTC regulations, Labor Standards Law and/or the private pension plan of the Company.

The funding of the pension plan for employees classified as staff is based on the budget approved by the Legislative Yuan and a supplementary budget approved by the Executive Yuan. The staff pension fund is administered by a pension fund committee and deposited in its name in a commercial bank. The pension plan for employees classified as workers is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China Company.

The Labor Pension Act of ROC will be effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage.

Pension information is summarized as follows:

a.	Reconciliation between the fund status and accrued pension cost is summarized as follows:

	December 31
	2004	2003
Staff

Benefit obligation
Vested benefit obligation	$(53,377,588)	$(51,074,298)
Non-vested benefit obligation	(33,843,822)	(34,347,712)

Accumulated benefit obligation	(87,221,410)	(85,422,010)
Additional benefit obligation	(1,816,642)	(427,110)

Projected benefit obligation	(89,038,052)	(85,849,120)
Fair values of plan assets	84,924,329	81,813,174

Funded status	(4,113,723)	(4,035,946)
Unrecognized net transition obligation	3,060,107	854,661
Additional liability (deferred pension costs)	(1,243,465)	(427,551)

Accrued pension cost	$(2,297,081)	$(3,608,836)

Worker

Benefit obligation
Vested benefit obligation	$(338,629)	$(207,619)
Non-vested benefit obligation	—	—

Accumulated benefit obligation	(338,629)	(207,619)
Additional benefit obligation	(10,159)	(1,038)

Projected benefit obligation	(348,788)	(208,657)
Fair values of plan assets	946,248	765,299

Funded status	597,460	556,642
Unrecognized net transition asset	(317,309)	(556,642)

Prepaid pension cost (deducted from accrued pension cost)	$280,151	$—

b. Vested benefit

Staff	$54,178,252	$51,840,413
Worker	343,708	209,592

c. Actuarial assumptions
	Before Privatization	After Privatization
Years ended December 31, 2004

Discount rate used in determining present value	1.5%	3.2%
Rate of compensation increase
All employees	3.5%	2.0%
Annuity increase for retirees	3.0%	2.0%
Rate of return on plan assets
Staff retirement fund account	1.5%	—
Labor retirement fund account	1.5%	3.2%

(Continued)

	Before Privatization	After Privatization
Years ended December 31, 2003

Discount rate used in determining present value	1.5%	3.2%
Rate of compensation increase
All employees	0.5%	3.5%
Annuity increase for retirees	—	2.0%
Rate of return on plan assets
Staff retirement fund account	1.5%	—
Labor retirement fund account	1.5%	3.2%
d. Contributions and payments

	Year Ended December 31
	2004	2003
Contributions
Staff	$5,697,698	$—
Worker	224,583	222,947
Payments
Staff	3,273,261	2,553,524
Worker	53,147	31,590

Pension costs amounted to $3,514,461 thousand and $1,098,561 thousand for the years ended December 31, 2004 and 2003, respectively. The privatization of the Company was not completed on December 31, 2004, and the new target privatization date is expected to be December 31, 2005. Therefore, based on the assumption that the timing of the privatization is December 31, 2005, the accrued pension cost for staff was $2,297,081 thousand and prepaid pension cost for worker was $280,151 thousand as of December 31, 2004, as a result of net accrued pension cost of $2,016,930 thousand.

19.	TRANSACTIONS WITH RELATED PARTIES

As the Company is a state-owned enterprise, the ROC Government is one of the Company’s customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics (“TISE”)	Equity-accounted investee
Chunghwa System Integration (“CSI”)	Subsidiary of equity - accounted investee

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2004		2003
	Amount	%	Amount	%
1) Payables
Accrued expenses
TISE	$58,219	—	$—	—
CSI	—	—	29,750	—

	$58,219	—	$29,750	—

Payable to construction supplier (included in “other current liabilities”)
TISE	$76,946	—	$631,799	4
CSI	17,236	—	21,360	—

	$94,182	—	$653,159	4

	Year Ended December 31
	2004		2003
	Amount	%	Amount	%
2) Cost of services
TISE	$192,733	—	$—	—
CSI	120,842	—	96,158	—

	$313,575	—	$96,158	—

3) Acquisition of properties
TISE	$878,582	4	$4,471,429	14
CSI	155,444	1	48,439	—

	$1,034,026	5	$4,519,868	14

The foregoing acquisitions were conducted under normal commercial terms.

20.	COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2004, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of buildings of $3,391,411 thousand.

b.	Acquisitions of telecommunications equipment of $12,125,769 thousand.

c.	Unused letters of credit of about $6,147,272 thousand.

d.	Contract to print billing, envelops and telephone directories of approximately $342,862 thousand.

e.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

Year	Rental Amount
2005	$1,226,033
2006	983,677
2007	636,168
2008	332,509
2009 and thereafter	135,922

f.	A commitment to contribute $2,500,000 thousand to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996.

21.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company entered into derivative financial instrument transactions to manage exposures related to foreign-currency denominated payable fluctuation. There were no foreign currency forward exchange contracts outstanding as of December 31, 2004.

1)	Transaction risk

a)	Credit risk

The Company is exposed to credit risk in the event of non-performance of the counter parties to forward contracts on maturity. In order to manage this risk, the Company conducts transactions only with financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated.

b)	Market risk

Market risk is the exposure created by potential exposures to changes of foreign exchange rate related to its foreign-currency-denominated assets and/or liabilities and changes on interest rates related to its obligations.

c)	Liquidation risk and cash flow risk

The Company entered into foreign currency forward exchange contracts to hedge its exposure to the effect of exchange rate fluctuations on net liabilities. At the maturity of the contracts, the Company has sufficient cash to cover the cash out, therefore the Company believes there are no significant liquidation risk and cash flow risk.

2)	Transaction gains and losses

Net	foreign exchange loss for the year ended December 31, 2004 was $26,784 thousand.

b.	Fair value of financial instruments:

	December 31
	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Nonderivative financial instruments
Assets
Cash and cash equivalents	$29,282,811	$29,282,811	$13,553,029	$13,553,029
Short-term investments	9,114,513	9,114,513	—	—
Trade notes and accounts receivable, net	13,555,006	13,555,006	13,982,456	13,982,456
Other current monetary assets	1,516,204	1,516,204	1,665,917	1,665,917
Investments in unconsolidated companies and funds	6,034,991	6,168,577	5,496,085	5,855,359
Overdue receivables, net	435,363	435,363	991,871	991,871
Refundable deposits (included in “other assets – others”)	1,357,219	1,357,219	2,018,235	2,018,235
Liabilities
Trade notes and accounts payable	14,483,688	14,483,688	11,712,596	11,712,596
Accrued expense	14,353,770	14,353,770	14,162,063	14,162,063
Current portion of long-term loans	200,000	200,000	—	—
Long-term loans	500,000	500,000	700,000	700,000
Customers’ deposits	6,176,863	6,176,863	5,606,588	5,606,588

The Company’s basis for determining the fair values is as follows:

1)	Financial instruments except those mentioned in b) and c) above—the carrying values reported in the balance sheet approximate the fair values of these assets.

2)	Fair values of investments in unconsolidated companies and funds are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

3)	Long-term loans (including current portion). The fair value is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

22.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices of at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: None.

h.	Receivables from related parties of $100 million or 20% of the paid-in capital: None.

i.	Names, locations, and other information of investees on which the Company exercises significant influences: Please see Table 4.

j.	Derivative financial transaction: Please see Note 21.

k.	Investment in Mainland China: None.

23.	SEGMENT INFORMATION

a.	Industry

The financial information of the Company by industry: Please see Table 5.

b.	Geographic

The Company had no foreign operations as of December 31, 2004.

c.	Foreign revenue

The foreign revenue of the Company is less than 10% of total sales.

d.	Major customers

No single customer accounts for more than 10% of total revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2004

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2004				Note
					Shares (Thousands/ Thousand Units)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom	Common stock
	Co., Ltd.	Chunghwa Investment Co., Ltd.	Equity method investee	Investments in unconsolidated companies	98,000	$929,801	49	$929,801	Note 1
		Taiwan International Standard Electronics	Equity method investee	Investments in unconsolidated companies	1,760	499,234	40	837,364	Note 1
		Taipei Financial Center	—	Investments in unconsolidated companies	288,211	2,529,206	12	2,082,168	Note 2
		RPTI International	—	Investments in unconsolidated companies	9,234	71,500	12	110,444	Note 2
		Siemens Telecommunication Systems	—	Investments in unconsolidated companies	75	5,250	15	208,800	Note 2

		Beneficiary certificates
		JF (Taiwan) First Bond Fund	—	Short-term investment	43,812	600,000	—	600,061	Note 3
		JF (Taiwan) Taiwan Bond Fund	—	Short-term investment	33,652	500,000	—	500,050	Note 3
		Dresdner Bond DAM Fund	—	Short-term investment	79,876	900,000	—	900,112	Note 3
		Invesco ROC Bond Fund	—	Short-term investment	68,986	1,000,000	—	1,000,034	Note 3
		ABN AMRO Bond Fund	—	Short-term investment	47,725	700,000	—	700,029	Note 3
		ABN AMRO Select Bond Fund	—	Short-term investment	63,451	700,000	—	700,025	Note 3
		PCA Well Pool Fund	—	Short-term investment	106,401	1,300,000	—	1,300,043	Note 3
		HSBC Taiwan Dragon Fund	—	Short-term investment	19,967	300,000	—	300,034	Note 3
		HSBC NTD Money Management Fund 2	—	Short-term investment	36,468	500,000	—	500,051	Note 3
		FUBON Ju-I III Fund	—	Short-term investment	75,498	900,000	—	900,038	Note 3
		Shinkong Chi-Shin Fund	—	Short-term investment	107,498	1,500,000	—	1,500,172	Note 3

1	Chunghwa Investment	Common stock
	Co., Ltd.	Chunghwa System Integration Co., Ltd.	Subsidiary	Investments in unconsolidated companies	60,000	623,920	100	623,920	Note 1
		Chunghwa Telecom Global	Subsidiary	Investments in unconsolidated companies	6,000	123,627	100	123,627	Note 1
		Chunghwa Investment Holding Company	Subsidiary	Investments in unconsolidated companies	589	14,641	100	14,641	Note 2
		PandaMonium Company Ltd.	Equity method investee	Investments in unconsolidated companies	602	19,677	43	19,677	Note 2
		Wayia Com Inc.	—	Investments in unconsolidated companies	4,000	40,000	19	19,633	Note 2
		TVbean Co. Ltd.	—	Investments in unconsolidated companies	1,200	12,000	9	12,784	Note 2
		Vantech Software Company	—	Investments in unconsolidated companies	1,223	12,960	7	15,761	Note 2
		Digimax Production Center	—	Investments in unconsolidated companies	2,000	60,000	5	19,832	Note 2

		Beneficiary certification
		APIT Bond Fund	—	Short-term investment	8,330	103,710	—	103,719	Note 3
		Homerun Bond Fund	—	Short-term investment	5,199	71,064	—	71,076	Note 3
		Prudential Bond Fund	—	Short-term investment	6,665	101,013	—	101,028	Note 3
		The First Global Investment Trust The Duoli-2 Bond Fund	—	Short-term investment	3,510	50,000	—	50,008	Note 3
		HSBC Taiwan Dragon Fund	—	Short-term investment	3,434	51,602	—	51,608	Note 3
		Cathay Capital Income Growth Bond Fund	—	Short-term investment	8,523	90,655	—	90,670	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2004				Note
					Shares (Thousands/ Thousand Units)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
		Cathay Bond Fund	—	Short-term investment	5,339	$60,000	—	$60,009	Note 3
		Mega Diamond Bond Fund	—	Short-term investment	13,415	150,000	—	150,031	Note 3
		SmarTeam ECB1	—	Short-term investment	374	37,400	—	26,049	Note 4
2	Chunghwa System	Beneficiary certification
	Integration Co., Ltd.	Fubon Global Fixed Income Bond Fund	—	Short-term investment	4,430	50,776	—	50,782	Note 3
		Homerun Bond Fund	—	Short-term investment	6,135	83,859	—	83,873	Note 3
		Prudential Financial Bond Fund	—	Short-term investment	2,492	35,471	—	35,476	Note 3
		Cathay Capital Income Growth Bond Fund	—	Short-term investment	5,860	62,327	—	62,337	Note 3
		APIT Bond Fund	—	Short-term investment	881	10,974	—	10,975	Note 3
		Albatross Fund	—	Short-term investment	2,830	31,000	—	31,005	Note 3
		Fuh-Hwa Bond Fund	—	Short-term investment	3,239	42,000	—	42,006	Note 3
		President James Bond Fund	—	Short-term investment	3,967	40,275	—	40,277	Note 3
		HSBC Taiwan Dragon Fund	—	Short-term investment	1,997	30,000	—	30,001	Note 3
3	Chunghwa Investment	Common stock
	Holding Company	Donghua Telecom Co., Limited	Subsidiary	Investments in unconsolidated companies	4,590	14,729	100	14,729	Note 2
		Chunghwa Telecom (ASIA) Company	Subsidiary	Investments in unconsolidated companies	—	(54)	100	(54)	Note 2

Note 1:    The net asset values of unconsolidated companies are based on audited financial statements.

Note 2:    The net asset values of unconsolidated companies are based on unaudited financial statements.

Note 3:    The market value of short-term investments is based on the net asset values of the funds as of December 31, 2004.

Note 4:    The market value of short-term investments is based on the monthly average closing price as of December 31, 2004.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2004

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates
		JF (Taiwan) First Bond Fund	Short-term investment	—	—	—	$—	131,804	$1,800,000	87,992	$1,203,087	$1,200,000	$3,087	43,812	$600,000
		JF (Taiwan) Taiwan Bond Fund	Short-term investment	—	—	—	—	101,279	1,500,000	67,627	1,003,165	1,000,000	3,165	33,652	500,000
		Dresdner Bond DAM Fund	Short-term investment	—	—	—	—	222,759	2,500,000	142,883	1,606,368	1,600,000	6,368	79,876	900,000
		Invesco ROC Bond Fund	Short-term investment	—	—	—	—	172,883	2,500,000	103,897	1,504,397	1,500,000	4,397	68,986	1,000,000
		ABN AMRO Bond Fund	Short-term investment	—	—	—	—	109,288	1,600,000	61,563	902,292	900,000	2,292	47,725	700,000
		ABN AMRO Select Bond Fund	Short-term investment	—	—	—	—	172,730	1,900,000	109,279	1,203,843	1,200,000	3,843	63,451	700,000
		PCA Well Pool Fund	Short-term investment	—	—	—	—	254,222	3,100,000	147,821	1,804,242	1,800,000	4,242	106,401	1,300,000
		HSBC Taiwan Dragon Fund	Short-term investment	—	—	—	—	53,367	800,000	33,400	501,135	500,000	1,135	19,967	300,000
		HSBC NTD Money Management Fund 2	Short-term investment	—	—	—	—	72,992	1,000,000	36,524	500,760	500,000	760	36,468	500,000
		FUBON Ju-I III Fund	Short-term investment	—	—	—	—	151,128	1,800,000	75,630	901,565	900,000	1,565	75,498	900,000
		Shinkong Chi-Shin Fund	Short-term investment	—	—	—	—	215,224	3,000,000	107,726	1,503,195	1,500,000	3,195	107,498	1,500,000
		Common stock
		Taipei Financial Center	Investments in unconsolidated companies	—	—	199,984	1,999,843	88,227	529,363	—	—	—	—	288,211	2,529,206
1	Chunghwa Investment Co., Ltd.	Beneficiary certificates
		APIT Bond Fund	Short-term investment	—	—	8,330	100,891	8,330	103,710	8,330	103,710	100,891	2,819	8,330	103,710
		Homerun Bond Fund	Short-term investment	—	—	7,564	100,779	7,103	97,064	9,468	129,064	126,779	2,285	5,199	71,064
		Prudential Financial Bond Fund	Short-term investment	—	—	8,704	121,040	1,416	20,000	10,120	143,739	141,040	2,699	—	—
		Cathay Capital Income Growth Bond Fund	Short-term investment	—	—	1,925	20,000	17,005	180,655	10,407	110,655	110,000	655	8,523	90,655
		The Forever Fund	Short-term investment	—	—	6,557	90,949	2,506	35,000	9,063	126,884	125,949	935	—	—

2	Chunghwa System Integration	Beneficiary certificates
	Co., Ltd.	Homerun Bond Fund	Short-term investment	—	—	7,394	99,504	6,867	93,859	8,126	110,760	109,504	1,256	6,135	83,859

TABLE 3

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2004

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-Party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2004.2.25	$133,611	Paid	Da-Cheng Construction Co., Ltd. and others	None	—	—	—	—	Bidding	Telecommunications construction	None
	Building	2004.8.02	197,456	Paid	Guo-Chi Construction Co., Ltd. and others	None	—	—	—	—	Bidding	Telecommunications construction	None
	Building	2004.10.20	1,651,775	Paid	Kung-Sing Engineering Co., Ltd. and others	None	—	—	—	—	Bidding	New office	None

TABLE 4

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2004

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2004			Net Income (Loss) of the Investee	Recognized Gain (Loss)		Note
				December 31, 2004	Dec. 31, 2003	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Chunghwa Investment Co., Ltd.	24F, No. 456, Hsinyi Rd., Sec. 4, Taipei	Investment	$980,000	$980,000	98,000	49	$929,801	$(107,456)	$(52,654 (Note 1	) )	Equity-accounted investee
	Taiwan International Standard Electronics	No. 4, Min Sheng St., Tu-Chen Taipei Hsien	Manufacturing, selling, designing and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	499,234	58,174	122,450 (Note 2)		Equity-accounted investee
Chunghwa Investment Co., Ltd.	Chunghwa System Integration Co., Ltd.	24F, No. 458, Hsinyi Rd., Sec. 4, Taipei	Integrated communication and information services	600,000	600,000	60,000	100	623,920	15,767	15,767 (Note 1)		Subsidiary
	Chunghwa Telecom Global	United States	Multinational enterprise data service, Internet gateway and voice wholesale, mobile commerce value-added services, and content services	204,271 (US$ 6,000 thousand)	154,086 (US$ 4,500 thousand)	6,000	100	123,627 (US$ 3,899 thousand)	(62,245) US$ (1,863 thousand)	(62,245 (Note 1	) )	Subsidiary
	Chunghwa Investment Holding Company	Brunei	Investment	20,000 (US$ 589 thousand)	—	589	100	14,641 (US$ 462 thousand)	(4,238) US$ (127 thousand)	(4,238)		Subsidiary
	PandaMomum Company	British Virgin Island	Develop PandaMomum project and provide multimedia services	20,000 (¥$ 65,094 thousand)	—	602	43	19,677 (¥$ 63,617 thousand)	(1,069) ¥$ (3,470 thousand)	(455)		Equity-accounted investee
Chunghwa Investment Holding Company	Donghua Telecom CO., Ltd	Hong Kong	Engage in telecom related investments, provide international private leased circuits (IPLC), internet protocol virtual private network (IPVPN), and internet transit	20,000 (US$ 589 thousand)	—	4,590	100	14,729 (US$ 465 thousand)	(4,146) HK$ (1,002 thousand)	(4,146) US$ (125 thousand)		Subsidiary
	Chunghwa Telecom (ASIA) Company	Hong Kong		— (HK$ 1)	—	—	100	(54) US$ (2 thousand)	(56) HK$ (14 thousand)	(56) US$ (2 thousand)		Subsidiary

Note 1:	The equity in net income (net loss) of unconsolidated companies is based on audited financial statements.
Note 2:	The equity in net income of an unconsolidated company amounting to $23,269 thousand is calculated from the audited financial statements plus a gain on realized upstream transactions of $141,652 thousand less a gain on unrealized upstream transactions of $42,471 thousand.

TABLE 5

CHUNGHWA TELECOM CO., LTD.

INDUSTRY FINANCIAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amount in Thousands of New Taiwan Dollars)

	Local Telephone Service	Domestic Long Distance Call Service	International Long Distance Call Service	Cellular Service	Paging Service	Internet and Data Service	All Other	Adjustment	Total
Year ended December 31, 2004

Service revenues from external customers	$42,517,702	$11,907,447	$15,156,121	$70,135,081	$297,971	$39,310,130	$3,238,230	$—	$182,562,682
Intersegment service revenues	17,451,661	2,417,003	3,359	1,080,766	1,348	10,842,714	16,585	(31,813,436)	—

Total service revenues	$59,969,363	$14,324,450	$15,159,480	$71,215,847	$299,319	$50,152,844	$3,254,815	$(31,813,436)	$182,562,682

Segment income before income tax	$4,770,301	$8,372,056	$3,760,295	$32,581,138	$(279,854)	$13,894,708	$809,636	$—	$63,908,280

Interest income									223,454
Equity in net gain of unconsolidated companies									69,796
Other income									2,449,787
Interest expense									(4,449)
General expense									(4,245,387)
Other expense									(1,639,599)

Income before tax									$60,761,882

Assets for reportable assets	$199,037,825	$6,406,768	$13,834,139	$65,830,559	$647,747	$106,363,871	$15,375,857	$—	$407,496,766

Investment in unconsolidated companies and funds									6,034,991
Other assets									53,636,940

Total assets									$467,168,697

Depreciation expenses	$20,167,342	$834,146	$668,285	$5,908,732	$306,591	$12,324,660	$480,469

Expenditures for segment assets	$4,474,586	$308,676	$255,087	$5,512,310	$—	$11,571,760	$722,421

(Continued)

	Local Telephone Service	Domestic Long Distance Call Service	International Long Distance Call Service	Cellular Service	Paging Service	Internet and Data Service	All Other	Adjustment	Total
Year ended December 31, 2003

Service revenues from external customers	$45,666,183	$13,399,506	$15,617,961	$65,672,112	$592,216	$35,577,042	$2,623,523	$—	$179,148,543
Intersegment service revenues	18,144,578	2,599,996	1,701	987,376	3,541	8,582,142	131,706	(30,451,040)	—

Total service revenues	$63,810,761	$15,999,502	$15,619,662	$66,659,488	$595,757	$44,159,184	$2,755,229	$(30,451,040)	$179,148,543

Segment income before income tax	$8,085,257	$8,143,635	$3,944,883	$27,843,865	$(197,855)	$13,333,784	$1,038,750	$—	$62,192,319

Interest income									99,800
Equity in net gain of unconsolidated companies									3,403
Other income									2,097,318
Interest expense									(43,071)
General expense									(3,858,944)
Other expense									(1,612,163)

Income before tax									$58,878,662

Assets for reportable assets	$218,735,414	$8,867,882	$14,507,202	$65,295,999	$1,103,445	$105,092,500	$12,814,299	$—	$426,416,741

Investment in unconsolidated companies and funds									5,496,085
Other assets									28,911,815

Total assets									$460,824,641

Depreciation expenses	$22,232,745	$1,327,261	$615,385	$5,562,378	$311,033	$10,803,631	$708,776

Expenditures for segment assets	$7,544,592	$1,313,891	$415,098	$7,937,694	$—	$14,302,570	$666,331

Note:	The Company organizes its business segments based on the various types of telecommunications services provided to customers. The major business segments operated by the Company are local telephone service, domestic long distance call service, international long distance call service, cellular service, paging service, Internet and data service and other service.

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Years Ended December 31, 2003 and 2004, and for

Each of the Years in the Three Year Period Ended

December 31, 2004

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

	Notes	December 31
		2003	2004
		NT$	NT$	US$
				(Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,4,19	$13,553	$29,283	$923
Short-term investments	2,5,19	—	9,115	287
Trade notes and accounts receivable, net	2,6	14,813	13,673	431
Inventories, net	2,7	1,220	1,439	45
Prepaid expenses		494	602	19
Deferred income taxes	2,15	16,983	17,283	544
Other current assets		1,703	1,609	51

Total current assets		48,766	73,004	2,300

INVESTMENTS IN UNCONSOLIDATED COMPANIES	2,8,19	3,496	4,035	127

PROPERTY, PLANT AND EQUIPMENT, NET	2,9,16	329,678	311,638	9,819

INTANGIBLE ASSETS
Deferred pension cost	2,14	29,940	33,222	1,047
3G concession	2	10,179	10,179	321
Patents and computer software, net	2	251	207	6

Total intangible assets		40,370	43,608	1,374

OTHER ASSETS
Deferred income taxes—non-current	2,15	2,901	2,444	77
Other	19	4,484	3,692	116

Total other assets		7,385	6,136	193

TOTAL		$429,695	$438,421	$13,813

The accompanying notes are an integral part of the financial statements.

	Notes	December 31
		2003	2004
		NT$	NT$	US$
				(Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade notes and accounts payable		$11,713	$14,484	$456
Income tax payable	2,15	4,923	5,032	159
Accrued expenses	10	14,206	14,368	453
Accrued pension liabilities	2,14	42,199	44,252	1,394
Current portion of deferred income	2	3,186	2,633	83
Current portion of long-term loans	12,19	—	200	6
Customers’ deposits	19	10,957	9,262	292
Other current liabilities	11,16	19,203	18,966	598

Total current liabilities		106,387	109,197	3,441

OTHER LIABILITIES
Deferred income, net of current portion	2	11,610	9,778	308
Long-term loans	12,19	700	500	16
Other		243	203	6

Total other liabilities		12,553	10,481	330

Total liabilities		118,940	119,678	3,771

COMMITMENTS AND CONTINGENT LIABILITIES	17
STOCKHOLDERS’ EQUITY	13
Capital stock—NT$10 (US$0.32) par value; authorized, issued and outstanding—9,647,724,900 common shares		96,477	96,477	3,040
Capital surplus		135,873	136,362	4,296
Retained earnings		78,405	85,909	2,706
Cumulative translation adjustments		—	(5)	—

Total stockholders’ equity		310,755	318,743	10,042

TOTAL		$429,695	$438,421	$13,813

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Notes	Year Ended December 31
		2002	2003	2004
		NT$	NT$	NT$	US$
					(Note 3)
SERVICE REVENUES	2	$179,361	$182,466	$185,163	$5,834

OPERATING COSTS AND EXPENSES	2
Costs of services, excluding depreciation and amortization		58,120	59,633	60,256	1,899
Marketing, excluding depreciation and amortization	2	20,167	19,992	19,298	608
General and administrative, excluding depreciation and amortization		2,647	2,726	2,550	80
Research and development, excluding depreciation and amortization	2	2,428	2,581	2,476	78
Depreciation and amortization—cost of services		37,890	39,170	38,358	1,209
Depreciation and amortization—operating expense		2,408	2,399	2,345	74

Total operating costs and expenses		123,660	126,501	125,283	3,948

INCOME FROM OPERATIONS		55,701	55,965	59,880	1,886

OTHER INCOME
Interest		187	100	224	7
Equity in net income of unconsolidated companies		—	3	70	2
Other income		2,294	2,098	2,423	77

Total other income		2,481	2,201	2,717	86

OTHER EXPENSES
Interest		171	43	5	—
Equity in net loss of unconsolidated companies	2,8	232	—	—	—
Other expense		852	509	415	13

Total other expenses		1,255	552	420	13

INCOME BEFORE INCOME TAX		56,927	57,614	62,177	1,959
INCOME TAX	2,15	12,839	10,299	11,259	355

NET INCOME		$44,088	$47,315	$50,918	$1,604

NET INCOME PER SHARE	2	$4.57	$4.90	$5.28	$0.17

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900

NET INCOME PER EQUIVALENT ADS	2	$45.70	$49.04	$52.78	$1.66

WEIGHTED AVERAGE NUMBER OF EQUIVALENT ADSs OUTSTANDING		964,772,490	964,772,490	964,772,490	964,772,490

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in Millions, Except Shares Data)

	Capital Stock		Capital Surplus	Retained Earnings				Cumulative Translation Adjustments Equity	Total Stockholders’ Equity
	Common Shares	Amount		Legal Reserve	Special Reserve	Unappropriated Earnings	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2001 (IN NT$)	9,647,724,900	$96,477	$133,820	$21,379	$2,675	$35,306	$59,360	$—	$289,657
Additional capital contributed by government	—	—	42	—	—	—	—	—	42
Appropriations and distributions of 2001 earnings:
Legal reserve	—	—	—	3,727	—	(3,727)	—	—	—
Dividends	—	—	—	—	—	(33,767)	(33,767)	—	(33,767)
Net income	—	—	—	—	—	44,088	44,088	—	44,088

BALANCE, DECEMBER 31, 2002 (IN NT$)	9,647,724,900	96,477	133,862	25,106	2,675	41,900	69,681	—	300,020
Additional capital contributed by government	—	—	80	—	—	—	—	—	80
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	—	—	1,931	—	—	—	—	—	1,931
Appropriations and distributions of 2002 earnings:
Legal reserve	—	—	—	4,331	—	(4,331)	—	—	—
Dividends	—	—	—	—	—	(38,591)	(38,591)	—	(38,591)
Net income	—	—	—	—	—	47,315	47,315	—	47,315

BALANCE, DECEMBER 31, 2003 (IN NT$)	9,647,724,900	96,477	135,873	29,437	2,675	46,293	78,405	—	310,755
Additional capital contributed by government	—	—	32	—	—	—	—	—	32
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	—	—	457	—	—	—	—	—	457
Appropriations and distributions of 2003 earnings:
Legal reserve	—	—	—	4,850	—	(4,850)	—	—	—
Special reserve	—	—	—	—	1	(1)	—	—	—
Dividends declared	—	—	—	—	—	(43,414)	(43,414)	—	(43,414)
Net income	—	—	—	—	—	50,918	50,918	—	50,918
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	(5)	(5)

BALANCE, DECEMBER 31, 2004 (IN NT$)	9,647,724,900	$96,477	$136,362	$34,287	$2,676	$48,946	$85,909	($5)	$318,743

BALANCE, DECEMBER 31, 2004 (IN US$) (Note 3)	9,647,724,900	$3,040	$4,296	$1,080	$84	$1,542	$2,706	$—	$10,042

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$44,088	$47,315	$50,918	$1,604
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	4,931	3,239	1,565	49
Depreciation and amortization	40,298	41,569	40,703	1,282
Net unrealized loss on short-term investments	—	—	12	—
Cash dividends received from equity companies	—	—	56	2
Net loss on disposal of scrap inventories and property, plant and equipment	150	143	168	5
Equity in net loss (net income) of unconsolidated companies	232	(3)	(70)	(2)
Stock compensation for shares issued to employees at a discount	—	1,931	457	14
Deferred income taxes	744	425	157	5
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(1,764)	(760)	(382)	(12)
Inventories	(483)	(1,719)	(326)	(10)
Prepaid expenses	60	(8)	(108)	(3)
Other current assets	811	145	134	4
Other assets	1,028	(1,235)	742	24
Increase (decrease) in:
Trade notes and accounts payable	(2,666)	2,159	2,879	91
Income tax payable	3,314	(1,249)	109	3
Accrued expenses	(422)	402	162	5
Customers’ deposits	(940)	(1,018)	(2,421)	(76)
Other current liabilities	1,969	1,138	464	15
Accrued pension liabilities	3,653	4,065	(1,229)	(39)
Deferred income	(3,467)	(3,016)	(2,385)	(75)
Other liabilities	(183)	90	(40)	(1)

Net cash provided by operating activities	91,353	93,613	91,565	2,885

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase and sales of short-term investments—net	—	—	(9,127)	(287)
Acquisition of investments in unconsolidated companies	(2,000)	—	(530)	(17)
Proceeds from disposal of investments in unconsolidated companies	—	234	—	—
Acquisitions of property, plant and equipment	(43,260)	(32,248)	(22,889)	(721)

(Continued)

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
				(Note 3)
Proceeds from disposal of property, plant and equipment	$294	$6	$215	$7
Payment on 3G concession	(10,179)	—	—	—
Acquisitions of patents and computer software	(174)	(193)	(122)	(4)

Net cash used in investing activities	(55,319)	(32,201)	(32,453)	(1,022)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	38,700	—	—	—
Payments on principal of long-term loans	(38,000)	(17,000)	—	—
Cash dividends paid	(33,767)	(38,591)	(43,414)	(1,368)
Additional capital contributed by government	42	80	32	1

Net cash used in financing activities	(33,025))	(55,511)	(43,382)	(1,367)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,009	5,901	15,730	496
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,643	7,652	13,553	427

CASH AND CASH EQUIVALENTS, END OF YEAR	$7,652	$13,553	$29,283	$923

SUPPLEMENTAL INFORMATION
Interest paid	$122	$66	$4	$—

Income tax paid	$8,781	$11,121	$10,993	$346

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$—	$—	$200	$6

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a “dominant telecommunications service provider” of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in stages. Certain of the Company’s common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares were also sold to its employees at various dates from October 2000 to December 2003. In July 2003, the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). The MOTC intends to continue to sell the Company’s common shares in the ROC and throughout the process of privatization to the Company’s employees. As of December 31, 2004, the MOTC owns 64.89% shares of the Company.

The Company’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting books and records based on the ROC Government regulations and accounting principles generally accepted in the ROC (“ROC GAAP”). The accompanying financial statements have been prepared to present its financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, useful lives of long term assets, pension plans, valuation allowances on deferred income taxes, customer service periods, impairment of assets and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates.

Foreign Currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar (NT$) as it is the currency of the primary economic environment. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method—as cumulative translation adjustment under stockholders’ equity.

b.	Other assets and liabilities—credited or charged to current income.

Cash Equivalents

Cash equivalents include commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

Short-term Investments include commercial paper and repurchaseable bonds purchased with original maturities greater than 90 days. The Company has classified investments as held to maturity which the Company has the ability to and intends to hold to maturity. Held-to-maturity investments are reported at amortized cost with any realized gains and losses recorded in other income and expense. Investments in mutual funds are designated as trading and are carried at their fair value with unrealized valuation gains and losses recognized in earnings.

Inventories

Inventories, consisting mainly of telecommunication cables, are stated at the lower of cost (weighted- average cost method) or market value (replacement cost or net realizable value). If the market value is below cost, the Company writes down the inventory to the market value which then becomes the new cost basis.

Investments in Unconsolidated Companies

Investments in shares of stock in companies where the Company exercises significant influence over operating and financial policy decisions are accounted for using the equity method of accounting. The difference between the investment cost and the Company’s proportionate share in the net assets of the investee at the date of acquisition is amortized over the estimated useful life of any intangible assets identified. Any goodwill identified is not amortized and evaluated for impairment annually or when circumstances warrant. Any cash dividends received are recognized as a reduction in the carrying value of the investment. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

Investments in shares of stock with no readily determinable market values are accounted for using the cost method when the ownership is less than 20%. Cash dividends received are recorded as income and stock dividends received are accounted for as increases in the number of shares held but not recognized as income.

The costs of investments sold are determined using the weighted-average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation expense is determined based upon the assets’ estimated useful life using the straight-line method.

The estimated useful lives are as follows:

Useful Life (Years)
Buildings and improvements	10-60
Telecommunications equipment:
Transmission equipment	9-15
Exchange equipment	6-12
Miscellaneous equipment	3-10

Cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial improvements, is charged to current income.

Losses incurred for the sale or disposal of property, plant and equipment are recorded as costs of services.

Valuation of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, a loss is recognized for the excess of the carrying amount over the fair value of the asset. No impairment charge was recorded throughout the periods presented in the accompanying financial statements.

3G Concession

3G Concession represents the amount paid by the Company to the ROC government in connection with the grant of a concession to provide various telecommunication services using spectrum assigned by the MOTC that utilizes the International Mobile Telecommunication—2000: The Global Standard for Third Generation Wireless Communications technical standards as announced by the International Telecommunications Union (the “3G concession”). Licenses for 3G mobile telecommunication services are granted by the MOTC through a three-step procedure. Applicants first obtain a concession from the MOTC through a bidding process. The concession is valid from the issue date to December 31, 2004. The Company may apply to extend this date by one year with approval from the MOTC. The holder of the concession must then obtain a network construction permit from the Directorate General of Telecommunications (the “DGT”, the regulator of the telecommunication industry). Once the network construction is complete, the applicant may apply for a 3G license from the MOTC. The 3G license is valid through December 31, 2018. The 3G concession and any additional licensing fees will be amortized on a straight-line basis from the date operations commence through the date the license expires. The 3G Concession cost is subject to review for impairment as other long-lived assets.

Patents and Computer Software

Patents are amortized using the straight-line method over the estimated useful lives ranging from 12 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years. Amortization expenses for the years ended December 31, 2002, 2003 and 2004 were NT$122 million, NT$154 million and NT$166 million, respectively. Accumulated amortization was NT$813 million and NT$979 million as of December 31, 2003 and 2004, respectively.

Deferred Income

Deferred income represents one-time connection fees received from subscribers. The deferred income is recognized over the average expected customer service periods.

The average expected customer service periods (in years) are as follows:

	As of December 31
	2003	2004
Fixed-line	13	13
Cellular	5	5
Paging	2	2
Internet	3	3

Revenue Recognition

The Company evaluates revenue recognition for its transactions using the SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”.

The Company records service revenues over the periods they are earned. The costs of providing services are recognized as incurred. Handset subsidy costs are paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, and are recognized as a cost of service when incurred. Usage revenues from fixed-line services, cellular services, Internet and data services, and inter-connection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms. The Company had accrued unbilled revenues for services provided amounting to NT$1,329 million and NT$1,383 million as of December 31, 2003 and 2004, and are included in accounts receivable in the accompanying balance sheets.

Other revenues are recognized as follows: (a) one-time subscriber connection fees are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless (cellular and paging) and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Concentrations

For all periods presented, no individual customer or supplier constituted more than 10% of the Company’s revenues, trade notes and accounts receivables, purchases or trade notes and accounts payable. The Company also does not have concentrations of available sources of labor, services or other rights that could, if suddenly eliminated, severely impact its operations. However, telecommunications franchises and licenses are issued solely by authority of the ROC government. The withdrawal or the revocation of the franchise and licenses by the ROC government would severely impact the Company’s operations. The Company invests its cash with several high-quality financial institutions.

Pension Costs

Pension costs are recorded on the basis of actuarial calculations. As a foreign registrant, the Company adopted SFAS No. 87 on July 1, 1996 as it was not feasible for the Company to obtain the information necessary to adopt SFAS No. 87 as of July 1, 1989. The Company has allocated a portion of the transition obligation directly to equity on the date of adoption based on the ratio of: (a) the years elapsed between the effective date in SFAS No. 87 and the adoption date, to (b) the remaining service period of employees expected to receive benefits as estimated at the adoption date.

Advertising and Promotional Expenses

Advertising and promotional expenses are charged to income as incurred. These expenses were NT$1,935 million, NT$1,861 million and NT$2,526 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Research and Development Costs

Research and development costs are charged to income as incurred.

Employee Stock Compensation

In connection with the privatization plan of the Company, employees may be offered to purchase shares of common stock of the Company at less than fair market value. The Company records the difference between the quoted market price of the stock on the date of purchase and the purchase price as compensation expense and charges to income in the period of the purchase.

Derivative Financial Instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These foreign currency forward exchange contracts are denominated in the same currency in which the underlying foreign currency liabilities are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. For contracts that are designated and effective as hedges, unrealized gains and losses on open contracts at the end of each accounting period, resulting from changes in the fair value of these contracts, are recognized in earnings in the same period as gains and losses on the underlying foreign denominated receivables are recognized and generally offset. Gains and losses on forward contracts and foreign denominated liabilities are included in other income (expense), net. The Company does not enter into or hold derivatives for trading or speculative purposes and only enters into contracts with highly rated financial institutions.

Derivatives are recognized at fair value and included in either other current liabilities or other current assets on the balance sheet.

Income Tax

The Company is subject to income tax in the ROC. The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits, losses carried forward and the future tax consequences attributable to differences between financial statement carrying amounts and their respective tax bases, using enacted laws. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that a portion or the entire deferred tax asset will not be realized.

Income taxes on undistributed earnings (10%) generated after 1998 are recorded as expense in the current year.

Comprehensive Income

Comprehensive income includes all changes in equity during a period from sources other than the stockholders. The balance of comprehensive income is zero for all balance sheet dates presented.

Net Income Per Share and Per Equivalent ADS

Net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the periods. Net income per equivalent ADS is calculated by multiplying the above net income per share by ten as each ADS represents ten common shares.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment.” SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after June 15, 2005, and prior period’s awards that are modified, repurchased, or cancelled after June 15, 2005. There is no impact to the Company as a result of this standard as the Company does not currently issue stock options to its employees or others.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2004, which was NT$31.74 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2003	2004
	NT$	NT$
Cash and bank deposits	$2,112	$1,958
Negotiable Certificate of Deposit	—	8,900
Commercial paper	11,441	18,425

	$13,553	$29,283

5.	SHORT-TERM INVESTMENT

Short-term investments comprised an open-end bond mutual fund of NT$8,901 million and a repurchaseable bond of NT$214 million. The gross unrealized gains for open-end bond mutual funds were NT$1 million, and the unrealized foreign exchange losses for repurchaseable bond were NT$13 million as of December 31, 2004.

6.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in this account are summarized as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
Balance, beginning of period	$5,008	$7,505	$7,786
Provision for doubtful accounts	4,931	3,158	1,522
Accounts receivable written off	(2,434)	(2,877)	(4,835)

Balance, end of period	$7,505	$7,786	$4,473

7.	INVENTORIES, NET

	December 31
	2003	2004
	NT$	NT$
Supplies, net	$1,124	$1,111
Work in process	1	2
Materials in transit	95	326

	$1,220	$1,439

The insurance coverage on inventories as of December 31, 2004 amounted to NT$1,146 million.

8.	INVESTMENTS IN UNCONSOLIDATED COMPANIES

The investments in unconsolidated companies comprise the following:

	December 31
	2003		2004
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
	NT$		NT$
Equity investees:
Chunghwa Investment (“CHI”)	$987	49	$930	49
Taiwan International Standard Electronics (“TISE”)	433	40	499	40

	1,420		1,429

Cost investees:
Taipei Financial Center (“TFC”)	2,000	12	2,530	12
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15

	2,076		2,606

	$3,496		$4,035

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. Dividends amounted to NT$56 million were declared by TISE for the years ended December 31, 2004.

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the years ended December 31, 2003 and 2004, respectively.

The Company evaluated the investments in TFC, RPTI and Siemens for investment. The investments have no quoted market values and are carried at their original costs which approximate fair value based on the net asset values on the respective companies.

9.	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2003	2004
	NT$	NT$
Cost
Land	$42,326	$42,407
Buildings and improvements	53,901	56,265
Telecommunications equipment	607,093	613,626
Miscellaneous equipment	28,279	27,361

	731,599	739,659

Accumulated depreciation
Buildings and improvements	11,215	12,194
Telecommunications equipment	412,773	426,649
Miscellaneous equipment	21,140	20,579

	445,128	459,422

Construction in progress	43,159	31,360

Advances related to acquisition of equipment	48	41

Property, plant and equipment, net	$329,678	$311,638

On July 1, 1996, pursuant to the guidance on the incorporation of the Company and as instructed by the ROC’s Executive Yuan (executive branch), the ROC Government (through the MOTC) transferred to the Company certain land and buildings with a carrying value of NT$53,895 million. Those properties, as of that date, were registered in the name of the ROC’s National Properties Bureau (“NPB”). As of December 31, 2004, all the properties had been registered in the name of the Company.

No interest expense was capitalized for the year ended December 31, 2004. Capitalized interest expense aggregated to NT$302 million and NT$46 million for the years ended December 31, 2002 and 2003, respectively. The rate of capitalized interest is from 1.51% to 4.18% and 0.56% to 1.67%, respectively.

The Company carries insurance on certain buildings and certain telecom equipment with carrying value of NT$5,146 million and NT$1,802 million as of December 31, 2003 and 2004, respectively. The Company does not carry comprehensive insurance on all properties.

10.	ACCRUED EXPENSES

	December 31
	2003	2004
	NT$	NT$
Accrued compensation	$8,997	$9,207
Accrued franchise fees	2,435	2,500
Other accrued expenses	2,774	2,661

	$14,206	$14,368

11.	OTHER CURRENT LIABILITIES

	December 31
	2003	2004
	NT$	NT$
Advances from subscribers	$6,504	$6,835
Amounts collected from subscribers in trust for others	3,610	3,467
Payable to equipment suppliers	3,230	4,150
Payables to construction suppliers	3,081	2,318
Other	2,778	2,196

	$19,203	$18,966

12.	LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal amounts as of December 31, 2004 are payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

As of December 31, 2004, the Company has unused credit lines of approximately NT$190,000 million, which are available for short-term and long-term borrowings.

13.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is 9,647,724,900 common shares. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same stock option as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to vote on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents; exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2004, the outstanding ADSs were 110,975 thousand units, which equaled approximately 1,109,749 thousand common shares, and represented 11.50% of the Company’s total outstanding common shares.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations. As of December 31, 2004, the amount of retained earnings available for dividends was NT$50,776 million and was based on earnings as determined using ROC government regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of dividends to be distributed. If the cash dividend to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The MOTC, in connection with the privatization plan of the Company, sold shares of stock at discounted prices, to employees at various times from October 2000 to October 31, 2003. The employees purchased the common shares at discounts of 10% and 20% in consideration for their commitment to hold the common shares for two and three years (the “holding periods”), respectively. In circumstances wherein the employees took advantage of such discounts, the common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$1,452 million as compensation expense for the shares purchased by employees that were subject to a discount for the year ended December 31, 2003.

The MOTC, in connection with the compensation of the employees, sold to employees 3,286,907 shares from February 27, 2004 to March 9, 2004, 14,579 shares from May 31, 2004 to June 18, 2004, 382,083 shares from June 30, 2004 to July 6, 2004 and 5,098,515 shares from November 30 to December 8, 2004 for total consideration of NT$33 million, NT$0.1 million, NT$4 million, and NT$50 million, respectively. The terms of the offers for the share purchases provided that employees purchase common shares from the above offering and hold the shares for one to three years. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were sold at par value (NT$10). The employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$11 million, NT$15 million, and NT$457 million as compensation expense for the shares purchased by employees that were subject to par value for the year ended December 31, 2002, 2003, and 2004, respectively.

14.	PENSION PLAN

At the time of its incorporation on July 1, 1996, the Company continued the existing two noncontributory defined benefit pension plans covering all its employees, as previously adopted by the DGT. The first plan (hereinafter referred to as “Plan A”) covers civil service eligible employees (i.e., employees who meet the necessary qualifications set by the ROC Government) and the second plan (hereinafter referred to as “Plan B”) covers all other employees of the Company (hereinafter referred to as “non-civil service eligible employees”). The adoption of two pension plans was necessary as different pension laws apply to civil service eligible and non-civil service eligible employees.

Plan A provides benefits equal to the sum of: (a) the lump-sum payment equivalent to one benefit unit per year for the first twenty service years rendered and one-half benefit unit per service year rendered thereafter, with one benefit unit equivalent to a portion of the salary of the employee at the time of retirement (referred to hereinafter as “pensionable salary”), and (b) annuity payments payable monthly equivalent to a certain percentage of the benefit unit. Plan B provides benefits equal to the lesser of: (a) forty-five benefit units, or (b) two benefit units per service year rendered for the first fifteen years, and one-half benefit unit per service year exceeding fifteen years rendered before August 1, 1984 and one benefit unit per service year for services rendered after August 1, 1984, with one benefit unit equivalent to the monthly average base salary (consisting of regular salary items plus overtime salary). Plan A is funded based on amounts included in budgets approved by the Legislative Yuan and supplementary budgets approved by the Executive Yuan while Plan B is funded at an amount equivalent to 2% to 15% of the monthly salary.

The Company adopted SFAS No. 87 on July 1, 1996 (adoption date), the date of its incorporation. The unrecognized net transition obligation recorded to shareholders’ equity on July 1, 1996 was NT$6,571 million which represents the difference in the net pension cost for the period from the issuance of SFAS No. 87 and the date of adoption. The remaining unrecognized net transition obligation of NT$16,790 million is amortized over the estimated remaining service period of the employees as determined on July 1, 1996, which is a period of twenty-five years and seventeen years for civil service eligible employees and non-civil service eligible employees, respectively.

On June 23, 1997, the Council for Economic Planning and Development of the ROC Government officially instructed the Company to complete its privatization by June 30, 2001. Effective on the privatization date, except for those who will have reached the mandatory retirement age (the age of 65 for Plan A participants and age 60 for Plan B participants) by that day, employees will receive pension benefit payments calculated in accordance with the Guidelines on Payments of Severance Benefits to Employees of State-Owned Enterprises (“Guidelines”), as required by the ROC Government for state-owned enterprises instructed to undergo privatization plans. The employees not covered by the Guidelines will continue to receive benefits either as Plan A or Plan B participants.

Under the Guidelines, the Company was to pay all benefit payments on June 30, 2001, the initial expected date of privatization, to settle all employees’ past service costs under the existing plans. On the actual privatization date, a replacement plan with substantially the same provisions will be put in place. The settlement benefit payments, regardless of the respective original plan participation, will be as follows: (a) employees who will voluntarily leave the Company on the privatization date (hereinafter referred to as “separated employees”) will receive a service clearance payment which is calculated similar to the benefit formula under the original Plan B as mentioned above plus an additional six-month salary and one-month advance notice pay (hereinafter referred to as the “additional separation payments”); (b) employees who opt to remain with the privatized company after the privatization date (hereinafter referred to as “privatized company employees”) will receive an amount equivalent to those received by the separated employees without the additional separation payments; and (c) privatized company employees who are involuntarily terminated by the Company within five years from the date of privatization (hereinafter referred to as “redundant employees”) will receive redundancy benefits equivalent to the amount computed based on one benefit unit for every year of service after privatization plus the additional separation payments (hereinafter referred to as “redundancy benefit payments”). The six-month portion of the additional separation payments and the redundancy benefit payments will be paid by the MOTC and the one-month portion will be paid by the Company.

The unrecognized prior service costs, which amounted to NT$30,018 million, related to the increased benefits provided under the plan amendment described in the preceding paragraph were amortized through June 30, 2001. The unrecognized prior service costs associated with the plan amendment exclude any costs expected to be incurred for the additional separation payments or redundancy benefit payments. The additional separation payments under the Guidelines are accounted for as special termination benefits and will be recognized in the period when the employee accepts the offer while the redundancy benefit payments will be recognized in the period management has approved a plan of termination.

In order to increase operational efficiency, the Company approved a Special Retirement Incentive Program (“Program”). The Program allows eligible employees who voluntarily leave the Company on February 1, 2005 to also receive benefit payments based on the respective original plan (meaning Plan A or Plan B) plus the additional separation payments. The present value of such amount over and above the lump sum amount that would have been paid to the employees had they stayed until February 1, 2005 was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income when employees formally accepted the terms of the Program.

The privatization of the Company was not completed on December 31, 2004. The Chairman, as representative of the MOTC, approved the new target privatization date to be December 31, 2005. The Company accounted for the change in the privatization date as a change in the assumption with the resulting adjustment in the projected benefit obligation accounted for as an actuarial loss.

In addition, pursuant to a regulation issued by the Executive Yuan, the obligation related to annuity payments due after the date of privatization for Plan A participants who retire prior to that date will be borne by the MOTC. Such amounts have been included in the Company’s pension computation as of December 31, 2003 and 2004. Upon privatization, the portion of liabilities that will be taken over by the MOTC will be accounted for as contributed capital and recorded in stockholders’ equity.

The Labor Pension Act of ROC will be effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or continue to remain subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage.

The components of net periodic benefit costs are as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
Service cost	$2,285	$1,970	$1,943
Interest cost	2,870	2,362	1,887
Expected return on plan assets	(2,196)	(1,618)	(1,226)
Termination benefit under the Program	—	—	243
Amortization of unrecognized net transition obligation	939	939	939
Amortization of unrecognized net loss	172	635	907

Net periodic benefit pension cost	$4,070	$4,288	$4,693

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
Change in benefits obligation:
Projected benefits obligation, beginning of year	$(114,289)	$(119,822)	$(126,126)
Services cost	(2,285)	(1,970)	(1,943)
Interest cost	(2,870)	(2,362)	(1,887)
Termination benefit under the Program	—	—	(243)
Actuarial loss	(8,347)	(4,557)	(8,038)
Benefits paid	7,969	2,585	3,326

Projected benefits obligation, end of year	$(119,822)	$(126,126)	$(134,911)

Change in plan assets:
Fair value of plan assets, beginning of year	$89,377	$83,478	$82,578
Actual return on plan assets	1,654	1,462	696
Employer contributions	416	223	5,922
Benefits paid	(7,969)	(2,585)	(3,326)

Fair value of plan assets, end of year	$83,478	$82,578	$85,870

Reconciliation of funded status
Funded status	$(36,344)	$(43,548)	$(49,041)
Unrecognized net transition obligation	10,689	9,750	8,811
Unrecognized actuarial loss	17,461	21,539	29,200

Net amount recognized	$(8,194)	$(12,259)	$(11,030)

The weighted-average asset allocations:
Asset category
Time deposit	67%	73%	85%
Short-term notes	33%	23%	15%
Taiwan government securities	—%	4%	—%

	100%	100%	100%

The target asset allocations are established through an investment policy established by the Chunghwa Telecom’s Employee Pension Fund Committee and agreed to by the MOF. As increased liquidity of the fund is necessary due to the privatization of the Company, the current policy for plan assets is to place funds in time deposit accounts of the financial and postal institutions, non-designated trust funds in an investing company or financial institution and government bonds. In addition, the pension fund may invest in beneficial certificates of equity securities.

The Company expects to contribute NT$6,100 million to the pension plans in 2005. Under the terms agreed upon for the privatization of the Company, the MOTC will contribute NT$45,687 million to the pension plans in 2005.

Expected benefit payments, which reflect expected future service, as appropriate, are as follows:

	Plan A	Plan B
	NT$	NT$
2005	$138,619	$350
2006	—	173
2007	—	379
2008	—	964
2009	—	836
2010-2014	—	8,727

The amounts recognized in the accompanying balance sheets at December 31 are as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
Amounts recognized
Accrued pension liability	$(32,226)	$(42,199)	$(44,252)
Intangible assets—deferred pension cost	24,032	29,940	33,222

Net amount recognized	$(8,194)	$(12,259)	$(11,030)

Information for the Company’s pension plans with an accumulated benefit obligation in excess of plan assets is as follow:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
Aggregate accumulated benefit obligation	$(116,332)	$(125,499)	$(130,982)

Accumulated benefit obligation—Plan A	$(116,200)	$(125,291)	$(130,643)

Fair value of plan assets—Plan A	$82,884	$81,813	$84,924

	Before Privatization	After Privatization
Actuarial assumptions:

Year ended December 31, 2002
Discount rate used in determining present value	1.95%	3.75%
Rate of compensation increase
All employees	2.00%	5.00%
Annuity increase for retirees	—	3.00%
Rate of return on plan assets
Plan A	1.95%	3.75%
Plan B	1.95%	3.75%

(Continued)

	Before Privatization	After Privatization
Year ended December 31, 2003
Discount rate used in determining present value	1.50%	3.20%
Rate of compensation increase
All employees	0.50%	3.50%
Annuity increase for retirees	—	2.00%
Rate of return on plan assets
Plan A	1.50%	—
Plan B	1.50%	3.20%

Year ended December 31, 2004
Discount rate used in determining present value	1.50%	3.20%
Rate of compensation increase
All employees	3.50%	2.00%
Annuity increase for retirees	3.00%	2.00%
Rate of return on plan assets
Plan A	1.50%	—
Plan B	1.50%	3.20%

The discount rate and expected return on plan assets presented in the table above is used to determine pension expense for the succeeding year. We select the expected rate of return on plan assets on the basis of a near term view of asset portfolio performance of our pension plans due to the privatization of the Company and the near term potential need for liquidity.

15.	INCOME TAXES

The components of income taxes are as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
Current	$12,095	$10,724	$11,101
Deferred	744	(425)	158

	$12,839	$10,299	$11,259

A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax expense shown in the statements of operations and comprehensive income is as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
Income tax expense computed at statutory tax rate	$14,232	$14,404	$15,544
Permanent differences	(99)	308	(65)
Investment tax credits	(2,095)	(4,348)	(3,379)
Other	801	(65)	(841)

Income tax expense	$12,839	$10,299	$11,259

Upon privatization in the period when the government’s ownership percentage falls below 50%, the Company will continue to be subject to a 10% tax on its undistributed earnings as required by the Income Tax Law of the ROC. As the Company is currently and has historically been required under government regulations to distribute all its earnings within six months subsequent to year end, it has been required to pay a minimal amount of tax under this regulation. For ROC GAAP purposes, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained and the liability is incurred. Upon privitization, the 10% tax on undistributed earnings will be recorded as an expense in the year of the earnings.

Permanent differences consist primarily of tax-exempt income from the sale of marketable securities and interest income on commercial paper purchased, which are subject to a separate income tax rate of 20%.

Deferred income taxes arise due to temporary differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets are shown in the following table:

	December 31
	2003	2004
	NT$	NT$
Current:
Provision for doubtful accounts	$1,614	$685
Deferred income	797	658
Accrued pension costs	15,237	15,723
Prepaid card revenues (related liability is included in “other current liabilities”)	850	735
Other, net	435	1,963

	18,933	19,764
Less—valuation allowance	1,950	2,481

	$16,983	$17,283

Non-current:
Deferred income	$2,887	$2,444
Other	1,828	244

	4,715	2,688
Less—valuation allowance	1,814	244

	$2,901	$2,444

The above deferred income tax assets were computed based on a tax rate of 25%. A portion of the amount included in other relates to the timing differences between US GAAP reporting and the taxable base for the 10% undistributed earnings tax. These differences are computed based on a tax rate of 10%.

16.	TRANSACTIONS WITH RELATED PARTIES

As the Company is a state-owned enterprise, the ROC Government is one of the Company’s customers. The Company provides fixed-line services, wireless services, Internet and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
TISE	Equity investee
Chunghwa System Integration(“CSI”)	Subsidiary of CHI

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2003		2004
	Amount	%	Amount	%
Payables
Trade notes and accounts payable
TISE	$—	—	$47	—
CSI	51	—	—	—

	$51	—	$47	—

Accrued expenses
TISE	$—	—	$58	—
CSI	30	—	—	—

	$30	—	$58	—

Payable to construction supplier (included in “other current liabilities”)
TISE	$632	6	$77	—
CSI	21	—	17	—

	$653	6	$94	—

	Years Ended December
	2002		2003		2004
	Amount	%	Amount	%	Amount	%
Operating cost and expenses
TISE	$—	—	$—	—	$193	—
CSI	—	—	96	—	121	—

	$—	—	$96	—	$314	—

Acquisition of equipment
TISE	$6,879	16	$4,471	14	$879	4
CSI	—	—	49	—	155	1

	$6,879	16	$4,520	14	$1,034	5

The foregoing acquisitions were conducted under normal commercial terms.

17.	COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2004, the Company has remaining commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$3,391 million, and (b) acquisitions of telecommunications equipment of NT$12,126 million.

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

December 31, 2004
NT$
Within the following year	$1,226
During the second year	984
During the third year	636
During the fourth year	332
During the fifth year and thereafter	136

$3,314

As of December 31, 2004, the Company had unused letters of credit of NT$6,147 million.

The Company has a commitment to contribute NT$2,500 million to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which NT$1,000 million was contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party. In addition, the Company has a commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by the Company on August 15, 1996.

18.	LITIGATION

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

19.	INFORMATION ON FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. There were no foreign currency forward exchange contracts outstanding as of December 31, 2004. The net realized exchange loss for the year ended December 31, 2004 was of NT$27 million.

b.	Non-derivative financial instruments are as follows:

	December 31
	2003		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
Assets
Cash and cash equivalents	$13,553	$13,553	$29,283	$29,283
Short-term investments	—	—	9,115	9,115
Investments in unconsolidated companies, accounted for using the equity method	1,420	1,857	1,429	1,767
Refundable deposits (included in “other assets—other”)	4,018	4,018	3,357	3,357
Liabilities
Customers’ deposits	10,957	9,337	9,262	7,771
Long-term loans (including current portion)	700	700	700	700

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

1)	Cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of those instruments.

2)	Short-term investments. The carrying amounts approximate fair values because of the short maturity of those instruments.

3)	Investments in unconsolidated companies, accounted for using the equity method. The fair value is based on net asset values of the investments in unconsolidated companies if quoted market prices are not available.

4)	Refundable deposits. The carrying amounts approximate fair values as the average lease term associated with these deposits is approximately one year.

5)	Customers’ deposits. The fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the average expected customer service periods.

6)	Long-term loans (including current portion). The fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the maturity dates of long-term loans.

20.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its business segments based on the various types of telecommunications services provided to customers. The major business segments operated by the Company are classified as below:

•	Local operations—the provision of local telephone services;

•	DLD operations—the provision of domestic long distance call services;

•	ILD operations—the provision of international long distance call services;

•	Cellular operations—the provision of cellular and related services;

•	Paging operation—the provision of paging and related services;

•	Internet and data operation—the provision of Internet access, lease line, and related services;

•	All other operations—the services other than the above six categories, such as carrying out project research and providing training.

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. All the operating segments of the Company have been aggregated into the above reportable segments.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a.	Reportable segments:

As of and for the year ended December 31, 2002

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$67,950	$16,135	$15,720	$63,337	$1,059	$40,525	$2,904	$207,630
Elimination of intersegment amount	(18,343)	(2,103)	(1)	(867)	(5)	(9,344)	(181)	(30,844)
US GAAP adjustments	2,184	(17)	(17)	416	—	33	(24)	2,575

Total service revenues from external customers	$51,791	$14,015	$15,702	$62,886	$1,054	$31,214	$2,699	$179,361

Operating costs and expenses, excluding depreciation and amortization	$34,112	$7,510	$11,453	$33,150	$859	$19,130	$624	$106,838
Elimination of intersegment amount	(3,896)	(5,453)	(2,500)	(13,419)	(163)	(5,243)	(170)	(30,844)
US GAAP adjustments	2,000	72	96	233	14	676	274	3,365

	$32,216	$2,129	$9,049	$19,964	$710	$14,563	$728	79,359

Unallocated corporate amount								4,003

Total operating costs and expenses, excluding depreciation and amortization								$83,362

(Continued)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Depreciation and amortization	$23,445	$1,353	$545	$5,304	$374	$8,974	$751	$40,746
US GAAP adjustments	(358)	(21)	(5)	(77)	(5)	(125)	(5)	(596)

	$23,087	$1,332	$540	$5,227	$369	$8,849	$746	40,150

Unallocated corporate amount								148

Total depreciation and amortization								$40,298

Income from operations	$10,393	$7,272	$3,722	$24,883	$(174)	$12,421	$1,529	$60,046
Elimination of intersegment amount	(14,447)	3,350	2,499	12,552	158	(4,101)	(11)	—
US GAAP adjustments	542	(68)	(108)	260	(9)	(518)	(293)	(194)

	$(3,512)	$10,554	$6,113	$37,695	$(25)	$7,802	$1,225	59,852

Unallocated corporate amount								(4,151)

Total income from operations								$55,701

Segment income before income tax	$10,115	$7,310	$3,741	$25,562	$(177)	$12,518	$1,489	$60,558
Elimination of intersegment amount	(14,447)	3,350	2,499	12,552	158	(4,101)	(11)	—
US GAAP adjustments	1,048	(48)	(82)	321	(6)	(346)	(224)	663

	$(3,284)	$10,612	$6,158	$38,435	$(25)	$8,071	$1,254	61,221

Unallocated corporate amount								(4,294)

Total segment income before income tax								$56,927

Segment assets	$260,407	$10,510	$14,071	$61,496	$1,448	$75,369	$14,436	$437,737
US GAAP adjustments	(47,106)	(810)	(1,734)	(4,657)	(81)	(9,353)	(4,077)	(67,818)

	$213,301	$9,700	$12,337	$56,839	$1,367	$66,016	$10,359	369,919

Unallocated corporate amount								58,734

Total segment assets								$428,653

Expenditures for segment assets	$17,760	$2,728	$879	$4,709	$—	$15,965	$1,160	$43,201

Unallocated corporate amount								59

Total expenditures for segment assets								$43,260

As of and for the year ended December 31, 2003

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$64,508	$16,000	$15,620	$66,659	$595	$44,159	$2,750	$210,291
Elimination of intersegment amount	(18,145)	(2,600)	(2)	(987)	(3)	(8,582)	(132)	(30,451)
US GAAP adjustments	2,048	35	45	516	—	4	(22)	2,626

Total service revenues from external customers	$48,411	$13,435	$15,663	$66,188	$592	$35,581	$2,596	$182,466

Operating costs and expenses, excluding depreciation and amortization	$33,430	$6,528	$11,059	$33,264	$482	$19,935	$930	$105,628
Elimination of intersegment amount	(4,735)	(4,772)	(2,942)	(13,239)	(86)	(4,420)	(257)	(30,451)
US GAAP adjustments	3,516	110	163	425	15	1,191	473	5,893

	$32,211	$1,866	$8,280	$20,450	$411	$16,706	$1,146	81,070

Unallocated corporate amount								3,862

Total operating costs and expenses, excluding depreciation and amortization								$84,932

Depreciation and amortization	$22,312	$1,328	$616	$5,574	$311	$10,891	$786	$41,818
US GAAP adjustments	(248)	(11)	(11)	(52)	(3)	(86)	—	(411)

	$22,064	$1,317	$605	$5,522	$308	$10,805	$786	41,407

Unallocated corporate amount								162

Total depreciation and amortization								$41,569

Income from operations	$8,766	$8,144	$3,945	$27,821	$(198)	$13,333	$1,034	$62,845
Elimination of intersegment amount	(13,410)	2,172	2,940	12,252	83	(4,162)	125	—
US GAAP adjustments	(1,220)	(64)	(107)	143	(12)	(1,101)	(495)	(2,856)

	$(5,864)	$10,252	$6,778	$40,216	$(127)	$8,070	$664	59,989

Unallocated corporate amount								(4,024)

Total income from operations								$55,965

(Continued)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Segment income before income tax	$8,897	$8,221	$3,936	$28,037	$(198)	$13,548	$994	$63,435
Elimination of intersegment amount	(13,410)	2,172	2,940	12,252	83	(4,162)	125	—
US GAAP adjustments	(536)	(48)	(81)	213	(10)	(895)	(420)	(1,777)

	$(5,049)	$10,345	$6,795	$40,502	$(125)	$8,491	$699	61,658

Unallocated corporate amount								(4,044)

Total segment income before income tax								$57,614

Segment assets	$218,741	$8,870	$14,510	$65,306	$1,103	$105,098	$12,814	$426,442
US GAAP adjustments	(41,770)	(1,810)	(1,676)	(4,921)	(66)	(14,052)	(2,929)	(67,224)

	$176,971	$7,060	$12,834	$60,385	$1,037	$91,046	$9,885	359,218

Unallocated corporate amount								70,477

Total segment assets								$429,695

Expenditures for segment assets	$7,545	$1,314	$415	$7,938	$—	$14,302	$666	$32,180

Unallocated corporate amount								68

Total expenditures for segment assets								$32,248

As of and for the year ended December 31, 2004

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$60,666	$14,325	$15,159	$71,216	$299	$50,194	$3,252	$215,111
Elimination of intersegment amount	(17,451)	(2,417)	(3)	(1,081)	(1)	(10,843)	(17)	(31,813)
US GAAP adjustments	1,711	36	49	137	—	(41)	(27)	1,865

Total service revenues from external customers	$44,926	$11,944	$15,205	$70,272	$298	$39,310	$3,208	$185,163

Operating costs and expenses, excluding depreciation and amortization	$34,975	$5,117	$10,728	$32,726	$273	$23,800	$1,908	$109,527
Elimination of intersegment amount	(4,125)	(3,784)	(3,070)	(12,859)	(62)	(7,591)	(322)	(31,813)
US GAAP adjustments	1,961	34	38	251	3	453	149	2,889

	$32,811	$1,367	$7,696	$20,118	$214	$16,662	$1,735	80,603

Unallocated corporate amount								3,977

Total operating costs and expenses, excluding depreciation and amortization								$84,580

Depreciation and amortization	$20,225	$835	$671	$5,946	$307	$12,464	$509	$40,957
US GAAP adjustments	(227)	(10)	(11)	(56)	(4)	(104)	—	(412)

	$19,998	$825	$660	$5,890	$303	$12,360	$509	40,545

Unallocated corporate amount								158

Total depreciation and amortization								$40,703

Income from operations	$5,466	$8,373	$3,760	$32,544	$(281)	$13,930	$835	$64,627
Elimination of intersegment amount	(13,326)	1,367	3,067	11,778	61	(3,252)	305	—
US GAAP adjustments	(23)	12	22	(58)	1	(390)	(176)	(612)

	$(7,883)	$9,752	$6,849	$44,264	$(219)	$10,288	$964	64,015

Unallocated corporate amount								(4,135)

Total income from operations								$59,880

Segment income before income tax	$5,628	$8,586	$3,929	$32,540	$(283)	$14,317	$760	$65,477
Elimination of intersegment amount	(13,326)	1,367	3,067	11,778	61	(3,252)	305	—
US GAAP adjustments	746	25	(8)	139	3	(168)	(163)	574

	$(6,952)	$9,978	$6,988	$44,457	$(219)	$10,897	$902	66,051

Unallocated corporate amount								(3,874)

Total segment income before income tax								$62,177

Segment assets	$199,136	$6,406	$13,834	$65,831	$648	$106,402	$15,376	$407,633
US GAAP adjustments	(40,132)	(1,421)	(1,452)	(5,275)	(43)	(16,108)	(1,831)	(66,262)

	$159,004	$4,985	$12,382	$60,556	$605	$90,294	$13,545	341,371

Unallocated corporate amount								97,050

Total segment assets								$438,421

Expenditures for segment assets	$4,475	$309	$255	$5,512	$—	$11,572	$722	$22,845

Unallocated corporate amount								44

Total expenditures for segment assets								$22,889

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Years Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
Taiwan, ROC	$173,127	$176,429	$180,031
Overseas	6,234	6,037	5,132

	$179,361	$182,466	$185,163

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has non-revenue generating offices in Hong Kong, Thailand and the United States of America. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.04 million and NT$0.02 million at December 31, 2003 and 2004, respectively, are located in Taiwan, ROC.

Chunghwa Telecom Reports Operating Results for Year 2004:

Company posts steady increases in revenue and profitability on the back of strong Internet and data service growth and stringent cost controls

Taipei, Taiwan, R.O.C. March 31, 2005 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today announced its operating results for the year 2004. All figures were prepared in accordance with US GAAP.

Highlights for the year 2004:

•	Revenues were NT$185.2 billion, a 1.5% YoY increase

•	Net income was NT$50.9 billion, a 7.6 % YoY increase

•	Fully-diluted earnings per common share (EPS) was NT$5.28, or US$1.66 per ADS, an 7.6% YoY increase

•	The proposed cash dividend for 2004 will be NT$4.7 per share, representing a payout ratio of 90% subject to the approval of the shareholders’ meeting in June.

“We are pleased to announce that Chunghwa’s full-year revenues increased 1.5% and net income increased 7.6% in an extremely competitive year for the Taiwanese telecom market,” said Tan Ho Chen, Chairman of Chunghwa Telecom. “Despite strong competition in our fixed-line business, including continuing trends of mobile substitution and migration to broadband services, our market share actually remained flat. Our growth and profitability are primarily being driven by our Internet and data business. The broadband business saw a 26.7% year-on-year jump in subscriber numbers, with a net increase of around 650,000 subscribers. We are expecting another 650,000 of net new subscribers in 2005 and we believe we will reach our target of 3.7mn total subscribers by the end of the year. In 2005, as telecommunication technologies continue to converge and as market changes continue to exert significant pressure on our traditional fixed line businesses, we believe we can evolve and adapt by expanding our presence in new and rapidly growing markets. Multimedia-on-demand interactive services and 3G network implementation are just a few of the exciting new areas that we expect to lead our expansion in the years to come.”

Summary

Total revenues for year 2004 was NT$185.2bn, a 1.5% YoY increase. Of this, 38.9% was from fixed-line services, 38.2% from wireless services and 21.2% from Internet and data services. The remainder was from other services. Revenue from the Company’s mobile, and Internet and data services grew 6.2% and 10.5%, respectively. International long distance (ILD) revenue declined slightly by 2.9%, mainly due to increased competition and a drop in unit pricing. Domestic long distance (DLD) revenue declined 11.1%, mainly due to mobile substitution and a decrease in interconnection revenues because alternative operators provided a greater number of direct links themselves. Local call revenue declined 7.2% YoY, again mainly due to mobile substitution, but also because dial-up Internet subscribers continued to migrate to ADSL services.

Total operating costs and expenses for year 2004 decreased by 1% YoY, mainly because of a decrease in bad debt provisions, and depreciation and amortization. The company will continue to implement stringent cost controls.

Businesses Performance Highlights

Internet and Data Services

•	Internet and data revenue for year 2004 increased by 10.5% YoY to approximately NT$39.3bn. This was primarily driven by the growth in both ADSL and Internet revenues.

•	The total number of Internet subscribers was about 3.8mn as of Dec. 31, 2004, a 7.6% YoY increase.

•	ADSL subscribers totaled 3.1mn as of Dec. 31, 2004, a 26.6% YoY increase.

Mobile Service

•	Mobile revenue for year 2004 increased by 6.2% YoY to NT$70.3bn due to increases in minute usage and growth of Value-Added Service (VAS) revenue.

•	At the end of December 2004, the total number of mobile subscribers was 8.2mn, a 0.9% YoY decrease that was due to an effort to limit the number of inactive users by lowering the percentage of prepaid subscribers.

•	Our blended Average Revenue per User (ARPU) was NT$712 for year 2004.

•	Chunghwa continues to be the leading mobile operator in Taiwan in both revenue and subscriber market share with 35.4% and 38% respectively as of the end of year 2004, according to data announced on the Directorate General of Telecommunications’ (DGT) website.

Fixed Line Services

•	Total fixed line revenues for year 2004 declined by 7.0% to NT$72.1bn, mainly due to fixed-line competition, mobile substitution and a continuous migration of dial-up internet subscribers to ADSL broadband services.

•	Chunghwa’s total fixed line subscriber base stood at approximately 13.2mn as of Dec. 31, 2004, a 0.8% YoY increase.

Financial Statements

Financial statements and additional operating data can be found on our website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile, and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press conference contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of state owned enterprises by the ROC government and extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa Telecom’s Form F-1 filed with the U.S. Securities and Exchange Commission in connection with our U.S. initial public offering.

The financial statements included in this press conference were prepared and published in accordance with U.S. GAAP. Chunghwa Telecom also prepared certain financial statements for the same periods discussed in this press conference under ROC GAAP. Investors are cautioned that there are many differences between ROC GAAP and U.S. GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press conference reflect the current belief of Chunghwa Telecom as of the date of this press conference and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:

Fufu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw